U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File No.: 001-04192

MFC Industrial Ltd.
(Translation of Registrant’s name into English)

Suite #1860 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

Quarterly Report for the Three Months Ended March 31, 2015

(May 15, 2015)

The following report and the discussion and analysis of our financial condition and results of operations for the three-month period ended March 31, 2015 should be read in conjunction with our unaudited interim financial statements and notes for the three months ended March 31, 2015, our 2014 annual audited financial statements and the notes thereto and our 2014 annual report on Form 20-F filed with the United States Securities and Exchange Commission, referred to as the “SEC”, and Canadian securities regulators. Our financial statements for the three months ended March 31, 2015 have been prepared in accordance with International Financial Reporting Standards, referred to as “IFRS”, as issued by the International Accounting Standards Board, referred to as “IASB”, and may not be comparable to financial statements prepared in accordance with United States generally accepted accounting principles.

Unless otherwise stated, all references to dollar amounts herein are to United States dollars, all references to “C$” herein are to Canadian dollars and all references to “Euro” or “€” herein are to the European Union Euro. As used in this document, the terms “we”, “us” and “our” mean MFC Industrial Ltd. and our subsidiaries, unless otherwise indicated. Due to rounding, numbers presented throughout this document may not add up precisely to totals we provide and percentages may not precisely reflect the absolute figures.

Disclaimer for Forward-Looking Information

Certain statements in this document are forward-looking statements, which reflect our expectations regarding our future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including statements regarding the planned integration of recently acquired entities, future business prospects, estimated capital expenditures, the anticipated benefits of new projects, plans regarding our interest in the Wabush mine, our plan to rationalize certain oil and gas assets and any statements regarding beliefs, plans, expectations or intentions regarding the future. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits we will obtain from them. These forward-looking statements reflect our current views and are based on certain assumptions and speak only as of the date hereof. These assumptions, which include our current expectations, estimates and assumptions about our business and the markets we operate in, the global economic environment, interest rates, commodities prices, exchange rates, our ability to identify, complete and finance additional acquisitions and sources of supply for our global supply chain business, the plans and decisions of the operator of the Wabush mine, the timing and amounts received as a result of our plan to rationalize certain oil and gas assets and our ability to manage our assets and operating costs, may prove to be incorrect. No forward-looking statement is a guarantee of future results. A number of risks and uncertainties could cause our actual results to differ materially from those expressed or implied by the forward-looking statements, including those described herein and in our 2014 annual report on Form 20-F. Such forward-looking statements should therefore be construed in light of such factors. Investors are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with our legal or regulatory obligations, we are not under any obligation and we expressly disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions, risks and uncertainties are set out in the “Risk Factors” section of this report and in our annual report on Form 20-F for the year ended December 31, 2014 filed with the SEC and Canadian securities regulators.

Note Regarding Natural Gas Disclosure

Where applicable, barrels of oil equivalent, referred to as “boe”, amounts have been calculated using a conversion ratio of six thousand cubic feet of natural gas to one barrel of oil, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Where applicable, boe amounts including sulphur have been calculated using a conversion ratio of one ton of sulphur to one barrel of oil. “Boe” amounts may be misleading, particularly if used in isolation.

The following industry specific terms and abbreviations are utilized in this document:

•	AECO – Alberta Energy Company (Canada), a storage and exchange point for Canadian natural gas located within Alberta, Canada, for which the reference price paid for Alberta, Canada natural gas is set.
•	mbbl – Thousand barrels.
•	mboe – Thousand barrels of oil equivalent.
•	mcf – Thousand cubic feet.
•	mmcf – Million cubic feet.
•	mmcf/d – Million cubic feet per day.
•	Natural gas or gas – The lighter hydrocarbons and associated non-hydrocarbon substances occurring naturally in an underground reservoir, which under atmospheric conditions are essentially gases, but which may contain natural gas liquids. Natural gas can exist in a reservoir either dissolved in crude oil (solution gas) or in a gaseous form (associated gas or non-associated gas). Non-hydrocarbon substances may include hydrogen sulphide, carbon dioxide and nitrogen.
•	Net wells – The sum of the fractional working interests owned by us in gross acres or gross wells.
•	NGL or NGLs – Natural gas liquid or natural gas liquids, which are naturally occurring substances found in natural gas, including ethane, butane, isobutane, propane and natural gasoline that can be collectively removed from produced natural gas, separated into these substances and sold.
•	Producing well – A well that is not a dry well. Productive wells include producing wells and wells that are mechanically capable of production.
•	Proved reserves – Proved natural gas, NGL and oil reserves are those quantities of natural gas, NGL and oil, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible.
•	Undeveloped reserves – Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.
•	Working interest – The interest in a property which gives the owner that share of production from the property. A working interest owner bears that share of the costs of exploration, development and production in return for a share of production. Working interests are typically burdened by overriding royalty interest or other interests.

Non-IFRS Financial Measures

This document includes “non-IFRS financial measures”, that is, financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS. Specifically, we make use of the non-IFRS measure “Operating EBITDA”.

Operating EBITDA is defined as earnings before interest, taxes, depreciation, depletion, amortization and the non-cash impairment of hydrocarbon and resource properties. Our management uses Operating EBITDA as a measure of our operating results and considers it to be a meaningful supplement to net income as a performance measurement, primarily because we incur significant depreciation and depletion and the exclusion of impairment losses in Operating EBITDA eliminates the non-cash impact.

Operating EBITDA is used by investors and analysts for the purpose of valuing an issuer. The intent of Operating EBITDA is to provide additional useful information to investors and the measure does not have any standardized meaning under IFRS. Accordingly, this measure should not be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate Operating EBITDA and net income, before the impact of non-cash impairment, differently. For a reconciliation of Operating EBITDA to net income please see “Results of Operations”.

MFC INDUSTRIAL LTD.

IS A GLOBAL SUPPLY CHAIN COMPANY,

WHICH IS ACTIVE IN A BROAD SPECTRUM OF ACTIVITIES INCLUDING: SOURCING A WIDE RANGE OF PRODUCTS, TRADE FINANCING, LOGISTICS, RISK MANAGEMENT AND END-TO-END SOLUTIONS FOR PRODUCERS AND CONSUMERS AROUND THE WORLD.

LETTER TO SHAREHOLDERS FOR THE QUARTER ENDED MARCH 31, 2015

DEAR FELLOW SHAREHOLDERS We are pleased to present our results for the three months ended March 31, 2015, and provide you with an update on our recent corporate developments. (All references to dollar amounts are in United States dollars unless otherwise stated.)

HIGHLIGHTS
For the first three months of 2015
►	Revenues increased to $334.5 million for the three months ended March 31, 2015, compared to $231.4 million in the same period in 2014.
►	Net income was $6.3 million, or $0.10 per share on a basic and diluted basis, in the first quarter of 2015, compared to $5.8 million, or $0.09 per share on a basic and diluted basis, in the first quarter of 2014.
►	Operating EBITDA* was $19.6 million for the three months ended March 31, 2015, compared to $17.7 million in same period in 2014.
►	In 2015, Cliffs Natural Resources Inc. (“Cliffs”) closed the Wabush mine. We hold the master lease and will receive minimum payments of C$3.25 million per year until that agreement is terminated.
►	We are continuing with our previously announced plan to rationalize certain MFC Energy Corporation (“MFC Energy”) assets and return the net proceeds to our shareholders.
►	Our goal is to grow and focus on our trade finance and supply chain solutions businesses. To support this vision, we intend to partner with a European bank, which will become our in-house bank, enabling us to expand the services we provide to our customers and improve our profit margins.
*Note:	Operating EBITDA (defined as earnings before interest, taxes, depreciation, depletion amortization and impairment) is not a measure of financial performance under International Financial Reporting Standards (“IFRS”), has significant limitations as an analytical tool and should not be considered in isolation or as a substitute for performance measures under IFRS. See page II of this Letter to Shareholders for a reconciliation of our net income to Operating EBITDA. For the first quarters of 2015 and 2014 there was no difference between Operating EBITDA and EBITDA.

2015 FINANCIAL RESULTS

Revenues for the three months ended March 31, 2015 reached $334.5 million, an increase of 44.6% over the same period in 2014, as a result of organic growth in certain product lines and an overall increase in supply chain revenue due to the consolidation of our recent acquisitions, partially offset by lower natural gas prices and other products and a weaker Euro and Canadian dollar.

Costs of sales and services increased to $303.4 million during the three months ended March 31, 2015 from $197.5 million for the same period in 2014, as a result of the consolidation of our recent acquisitions.

Selling, general and administrative expenses decreased slightly to $17.3 million for the three months ended March 31, 2015 from $17.4 million for the same period in 2014. This was primarily due to the exchange rate between the United States dollar and the Euro, despite our expansion into new geographies and markets. As a percentage of gross revenue, selling, general and administrative expenses were 5.2% in the first quarter of 2015, compared to 7.5% in first quarter of 2014.

I

LETTER TO SHAREHOLDERS

Operating EBITDA for the three months ended March 31, 2015 was $19.6 million versus $17.7 million for the same period in 2014.

OPERATING EBITDA BREAKDOWN

Operating EBITDA is defined as earnings before interest, taxes, depreciation, depletion, amortization and impairment. Management uses Operating EBITDA as a measurement of the Company’s operating results and considers it to be a meaningful supplement to net income as a performance measurement primarily because we incur significant depreciation and depletion from time to time.

The following table reconciles our net income to Operating EBITDA for each of the three months ended March 31, 2015 and 2014:

Operating EBITDA (earnings before interest, taxes, depreciation, depletion, amortization and impairment) All amounts in thousands
	March 31, 2015	March 31, 2014
Net income(1)	$6,605	$6,299
Income taxes	3,664	2,513
Finance costs	4,789	3,696
Amortization, depreciation and depletion	4,566	5,185
Operating EBITDA(2)	$19,624	$17,693
Notes:	(1) Includes net income attributable to non-controlling interests.
(2) There were no impairments in the first quarters of 2015 or 2014.

RESULTS BY OPERATING SEGMENT

As a global supply chain company, we utilize our innovative finance alongside sophisticated customized structured solutions to facilitate the working capital and other requirements of our customers. We also commit our own capital to promising enterprises and invest and otherwise capture investment opportunities for our own account.

Our total revenues by operating segment for each of the three months ended March 31, 2015 and 2014 are broken out in the table below. We report in three segments: global supply chain, trade finance and services, and other.

REVENUES All amounts in thousands
	March 31, 2015	March 31, 2014
Global supply chain	$326,771	$221,038
Trade finance and services	1,137	3,268
All other	6,614	7,069
Total revenues	$334,522	$231,375

II

LETTER TO SHAREHOLDERS

Our income from operations for each of the three months ended March 31, 2015 and 2014 is broken out in the table below:

INCOME FROM OPERATIONS All amounts in thousands, except per share amounts
	March 31, 2015	March 31, 2014
Global supply chain	$7,339	$6,836
Trade finance and services	2,300	3,721
All other	630	(1,745)
Income before income taxes	10,269	8,812
Income tax expense	(3,533)	(1,931)
Resource property revenue tax expense	(131)	(582)
Net income attributable to non-controlling interests	(291)	(498)
Net income attributable to our shareholders	$6,314	$5,801
Earnings per share, basic and diluted	$0.10	$0.09

REVENUE BREAKDOWN BY REGION

The following chart shows our global revenue by region for the three months ended March 31, 2015:

REVENUE BY REGION
For the three months ended March 31, 2015

III

LETTER TO SHAREHOLDERS

FINANCIAL POSITION

The following table highlights certain selected key numbers and ratios as of March 31, 2015 and December 31, 2014.

FINANCIAL HIGHLIGHTS All amounts in thousands, except per share amount and ratios
	March 31, 2015	December 31, 2014
Cash and cash equivalents	$331,282	$297,294
Securities	226	250
Trade receivables	137,615	161,674
Current assets	837,334	864,804
Total assets	1,365,678	1,458,684
Current liabilities	376,045	379,944
Working capital	461,289	484,860
Current ratio*	2.23	2.28
Total liabilities	707,404	787,248
Shareholders’ equity	656,921	670,388
Equity per common share	10.40	10.63
*Note:	The current ratio is calculated as current assets divided by current liabilities.

LIQUIDITY

As at March 31, 2015, we had cash and cash equivalents, short-term deposits and securities of $331.7 million.

LIQUIDITY All amounts in thousands
	March 31, 2015	December 31, 2014
Total long-term debt	$276,888	$313,124
Less: cash and cash equivalents	(331,282)	(297,294)
(Net cash & cash equivalents) net debt	(54,394)	15,830
Shareholders' equity	656,921	670,388

Future Liquidity

We expect that there will be acquisitions of businesses or commitments to projects in the future. To achieve the long-term goals of expanding our assets and earnings, including through acquisitions, capital resources will be required. Depending on the size of a transaction, the capital resources that will be required can be substantial. The necessary resources will be generated from cash flows from operations, cash on hand, borrowings against our assets and sales of proprietary investments.

IV

LETTER TO SHAREHOLDERS

WE SPECIALIZE IN:

- **SUPPLY CHAIN** MANAGEMENT

- **TRADE** FINANCE

- **LOGISTICS** SOLUTIONS

V
LETTER TO SHAREHOLDERS

The long-term debt-to-equity ratio is calculated as long-term debt divided by shareholders' equity.

LONG-TERM DEBT AND DEBT METRICS All amounts in thousands, except ratio
	March 31, 2015	December 31, 2014
Long-term debt, less current portion	$227,822	$256,148
Shareholders' equity	656,921	670,388
Long-term debt-to-equity ratio	0.35	0.38

The decrease in long-term debt as at March 31, 2015 was primarily due to strengthening of the United States dollar against the Euro since December 31, 2014.

Our objectives when managing capital are to continue to match the duration of our assets and liabilities to the extent possible and to maintain a flexible capital structure that optimizes the cost of capital at acceptable risk. We set the amount of capital in proportion to risk.

We actively manage our capital structure and make adjustments to it in accordance to changes in economic conditions.

We maintain various kinds of credit lines and facilities with banks. Most of these facilities are short-term and are used for our day-to-day business and trade financing activities in our global supply chain business. The amounts drawn under such facilities fluctuate with the type and level of transactions being undertaken.

As at March 31, 2015, we had credit facilities aggregating approximately $697.0 million, comprised of: (1) unsecured revolving credit facilities aggregating $346.8 million from banks; (2) revolving credit facilities aggregating $77.7 million from banks for structured solutions; (3) a non-recourse factoring arrangement with a bank for up to a credit limit of $177.8 million for our supply chain business; (4) foreign exchange credit facilities of $56.7 million with banks; and (5) secured revolving credit facilities aggregating $38.0 million. All of these facilities are either renewable on a yearly basis or usable until further notice. It should be noted that these credit facilities are primarily in Euros and are translated to United States dollars for financial reporting purposes.

Working Capital

In 2015, we reduced our inventories and trade receivables. As of March 31, 2015 our trade receivables were $137.6 million and our inventories were $194.2 million, compared to trade receivables of $161.7 million and inventories of $212.6 million as of December 31, 2014. More than 50% of our inventories have been contracted to be sold at fixed prices, while the remainder is comprised of the raw materials, work-in-progress and finished goods of our production facilities, strategic inventories (such as consignment positions) and goods in transit.

We actively monitor our working capital and are focused to further improve our financial metrics.

UPDATE ON OUR INTEREST IN THE WABUSH MINE

We indirectly derive royalty revenue from a mining sub-lease of the lands upon which the Wabush iron ore mine is situated in Newfoundland and Labrador, Canada.

In the first quarter of 2015, Cliffs commenced proceedings under the Companies' Creditors Arrangement Act (Canada) (the “CCAA") with respect to its Canadian operations, including the subsidiary that holds a majority interest in its Wabush mine joint venture. While the Wabush mine is not directly a party to the CCAA proceedings, the assets comprising the mine have been included in any sales process.

VI

LETTER TO SHAREHOLDERS

Cliffs is obligated to pay us a minimum lease payment of C$3.25 million per year. We currently believe that Cliffs will at some point terminate the sub-lease, in which case we, as the landlord, will exercise our step-in rights, which allow us to take back the mine and purchase certain infrastructure onsite. There can be no assurance as to when and if Cliffs will provide notice of such termination.

UPDATE ON RECENT CORPORATE DEVELOPMENTS

Hydrocarbon Asset Preservation

As previously announced, we are continuing to preserve our long-term natural gas reserves and ensure that we do not deplete our resources at uneconomic prices. We initiated a program to curtail production at certain of our wells. To date, this program has focused on our properties in central Alberta that produce a higher mix of natural gas liquids. We are focused on these properties because, while we are able to effectively hedge natural gas, we are not able to effectively hedge natural gas liquids. When production at such wells becomes economical, we will resume operations. We believe that this program is the prudent action in this environment as it will ensure that our natural gas remains in the ground, while maintaining the flexibility to monetize our reserves when attractive pricing resumes.

In 2015, we began hedging a portion of our natural gas production with AECO based Canadian dollar futures to protect against further price declines in the near-term. Our intention is to continue this program and hedge additional volumes to preserve our assets and maximize value over the long-term.

Natural Gas Participation Agreement

We have an agreement with an operator to develop certain properties in the Niton area of Alberta, Canada. This arrangement provides us with the opportunity to develop our properties at minimal risk and, at the same time, provides a potential source of revenue through royalty and processing arrangements. Under the agreement, the operator will spend a minimum of C$50 million to drill at least three net wells per year and a total of twelve net wells (the sum of our factual working interest in each well) during the initial three-year term, which commenced in November 2013.

The operator has drilled and completed seven wells on the lands subject to the participation agreement. Some of the wells have exceeded expectations for similar wells in this area. Five of the seven wells are currently producing, and the natural gas from four wells is currently being processed at MFC’s facilities with one additional well expected to be tied in shortly. We have elected to receive the 10% royalty on each producing well.

Natural Gas Power Plant

We are in the final stages of completing the construction of a 16.5 MW natural gas power project at our gas processing plant near Calgary, Alberta. Upon completion, which is expected be in the second quarter of 2015, the project will supply our processing plant's electrical needs, with excess power being sold into the grid based on Alberta Electricity System Operator's rates.

The Alberta electricity market is fully deregulated, which provides us with the option to run as a peaking power plant, supplying electricity only when volatile prices are at their highest.

VII

LETTER TO SHAREHOLDERS

WE ALSO SPECIALIZE IN:

- **END-TO-END** **SOLUTIONS**
- **RISK** **MANAGEMENT**
- **STRUCTURED** **FINANCE**

VIII
LETTER TO SHAREHOLDERS

Return of Capital

We are in active discussions with parties relating to our previously announced plan to rationalize certain MFC Energy assets and return the net proceeds to shareholders.

We have no specific timeline to meet these goals. However, we will implement a process that will enable management of MFC to focus on return on capital actively employed, not return of capital for these natural gas assets, while simultaneously ensuring certainty and stability for all stakeholders and maximizing the value of the distribution(s). Before making distributions to shareholders, the bank debt that we incurred to refinance the acquisition of these assets will be repaid.

The following table sets out the natural gas assets that we plan to rationalize along with associated bank debt and decommissioning obligations:

NATURAL GAS ASSETS AND LIABILITIES TO BE RATIONALIZED All amounts in thousands
As of March 31, 2015
Long-term debt	$(72,918)
Property, plant and equipment	55,299
Resource properties	139,985
Hydrocarbon probable reserves	39,931
Hydrocarbon unproved lands	19,616
Decommissioning obligations	(81,872)
Net long-term assets	$100,041

We anticipate that an initial distribution to shareholders will be made within eighteen months. We are pleased to report that this distribution will be classified as return of capital with no withholding tax.

Redeployment of Capital

We also have certain natural gas assets that are classified as held for sale at March 31, 2015. We intend to rationalize these assets and redeploy the capital in our trade finance business. The following table sets out the assets and liabilities of these properties:

NATURAL GAS ASSETS AND LIABILITIES TO BE MONETIZED FOR REDEPLOYMENT OF CAPITAL All amounts in thousands
As of March 31, 2015
Assets held for sale	$91,147
Liabilities related to assets held for sale	(13,382)
Net assets held for sale	$77,765

IX

LETTER TO SHAREHOLDERS

FISCAL RESPONSIBILITY

We are a company that strives to be fiscally responsible. The corporate income tax paid in cash was approximately $1.5 million for the three months ended March 31, 2015. This number includes certain mandatory prepayments in certain jurisdictions that will be recovered upon submission of financial statements for the fiscal year.

OUR VISION

Our main business today is global supply chain, sourcing and supplying a wide range of products such as metals, alloys, minerals, chemicals and wood products to different industries around the world and providing a wide range of trade finance solutions to both consumers and suppliers.

Our global supply chain business is active throughout the world with on time sourcing and delivery on predefined terms and conditions to consumers in multiple industries. Going forward, we intend to substantially grow our trade finance business and improve profit margins by offering new and complete trade finance services and solutions to this established value chain.

We are continuing work on our plan to partner with a European bank which would help us to expand our trade finance business into a wide range of new services such as financing, factoring, forfaiting, marketing, and risk management. An in-house bank will enable us to grow the supply chain solutions we currently offer to our clients. This will not only enhance our business, but enhance our long-standing business relationships with our customers and banks.

Successful trade finance, efficient to customers and safe for lenders, requires long-standing customer relationships, knowledge and experience in products, markets, country risk, collateral management and credit management. These are our strengths. This is our competitive advantage. This is the reason why we are optimistic for our future.

Respectfully submitted,

Gerardo Cortina
President and CEO

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LETTER TO SHAREHOLDERS

CORPORATE INFORMATION

BOARD OF DIRECTORS

Peter R. Kellogg
 Chairman since 2013

Indrajit Chatterjee*
 Director since 2005

Silke S. Stenger*
 Director since 2013

Michael J. Smith
 Director since 1987

William C. Horn III*
 Director since 2013

Dr. Shuming Zhao
 Director since 2014

Gerardo Cortina
 Director since 2014

* Member of the Audit Committee

AUDITORS

PricewaterhouseCoopers LLP
Suite 700
250 Howe Street
Vancouver, BC V6C 3S7
Canada
Telephone: (1) 604 806 7000
www.pwc.com/ca

STOCK LISTING

New York Stock Exchange
11 Wall Street
New York, NY 10005
Telephone: (1) 212 656 3000
Email: nyselistings@nyse.com
Trading Symbol: MIL

WEBSITE

www.mfcindustrial.com

OFFICES AND SUBSIDIARIES

AUSTRIA

Millennium Tower, 21st Floor
Handelskai 94-96
1200 Vienna, Austria
Telephone: (43) 1 24025 0
Email: office@mfc-commodities.com

MEXICO

Bosques de Alisos No. 47B
Officina A1 - 01
Bosques de las Lomas, Cuajimalpa
Mexico D.F. C.P. 05120, Mexico
Telephone: (52) 55 9177 7440
Email: jcortina@possehl.com.mx

CANADA

400 Burrard Street, Suite 1860
Vancouver, BC Canada V6C 3A6
Telephone: (1) 604 683 8286
Email: rrandall@bmgmt.com

CANADA

1035 7th Ave S.W., Suite 400
Calgary, AB Canada T2P 3E9
Telephone: (1) 403 237 9400
Email: mfc@mfcrp.com

UNITED STATES

393 Vanadium Road, Suite 201
Pittsburgh, PA 15243 USA
Telephone: (1) 412 279 9130
Email: inquiry@specialtysuperalloys.com

CHINA

Room 2409, Shanghai Mart Tower
2299 Yan An Road West
Changning District
Shanghai, P.R. China 200336
Telephone: (86) 21 6115 6996
Email: office@mfc-china.com

GERMANY

Schifferstr. 200
47059 Duisburg, Germany
Telephone: (49) 203 30 00 70
Email: info@fesil-sales.de

CHINA

Beijing International Club
Room 111,
Jianguomenwali Dajei 21
Beijing, P.R. China 100020
Telephone: (86) 10 653 25 928
Email: huleilei@elsner.at

ARGENTINA

Avenida Alicia Moreau Justo 1750
Buenos Aires, Argentina
Telephone: (54) 11 5238 7788
Email: info@accr.com

NORWAY

Vikelvfaret 4
C7054 Ranheim
Norway
Telephone: (47) 73 87 7900
Email: post@fesil.no

LUXEMBOURG

469 route de Thionville
5887 Alzingen, G.D. Luxembourg
Telephone: (352) 26 51 521
Email: info@fesil-sales.com

CORPORATE CONTACT

Rene Randall
400 Burrard Street, Suite 1860
Vancouver, BC Canada V6C 3A6
Telephone: (1) 604 683 8286
Email: rrandall@bmgmt.com

TRANSFER AGENT

Computershare
480 Washington Blvd, 27th Floor
Newport Office Center VII
Jersey City, NJ 07310, USA
Telephone: (1) 888 478 2338
www.computershare.com

XI

LETTER TO SHAREHOLDERS

Nature of Business

We are a global supply chain company which utilizes innovative finance alongside sophisticated customized structured solutions to facilitate the working capital and other requirements of our customers. Our global business activities are supported by captive sources and products secured from third parties.

As a supplement to our internal growth initiatives, we seek out and evaluate strategic acquisition and financing candidates to further expand our global supply chain and trade finance and services businesses.

Recent Developments

In the first quarter of 2015, we announced that we had determined to rationalize certain assets of MFC Energy Corporation, referred to as “MFC Energy”, with a portion of the net proceeds to be redeployed to our other businesses and the balance returned to our shareholders. Due to the decline of natural gas and natural gas liquids pricings, we have not adopted a specific timeline for this plan. Prior to declaring any distributions to our shareholders, we will repay any bank debt incurred to refinance the acquisition of these assets. The amount and timing of such distributions will depend on the timing of, and amounts received in connection with, the rationalization of such assets.

Since entering into the global supply chain business in 2010, we have pursued a long-term strategy to achieve critical mass by increasing our volumes, revenues and geographic reach. In furtherance of this strategy, from 2011 to 2014, we completed several strategic acquisitions and increased our global supply chain segment revenues by over 185% from $474.9 million in 2011 to $1.4 billion in 2014 and expanded our platform, customer base and geographic reach. Our long-term strategy is to continue the growth of our trade finance and supply chain solutions businesses by offering additional and complete trade finance services and solutions to our customers. We believe this will allow us to capitalize on cross-selling opportunities and synergies between our global supply chain and trade finance and services businesses. In furtherance of this strategy, in the first quarter of 2015, we announced our intention to partner with a European bank, which will become our in-house bank, enabling us to expand the services we provide to our customers and improve our profit margins. We expect that this will enable us to expand the supply chain solutions we currently offer our customers.

In the first quarter of 2015, we sold certain non-core hydrocarbon assets located in the Brant and Callum areas of Southern Alberta for nominal consideration. The transaction resulted in the elimination of related decommissioning obligations and, as a result, we recognized a non-cash gain of $7.0 million, which was included in our gross revenues for the first three months of 2015 and may be subject to post-closing adjustments. Please see “Business Segments – Global Supply Chain” for further information.

Business Segments

Our business is divided into three operating segments: (i) global supply chain, which includes our marketing activities and captive supply assets; (ii) trade finance and services, which includes structured solutions, financial services and proprietary investing activities; and (iii) all other, which encompasses our corporate and other investments and business interests, including our medical supplies and servicing business.

Global Supply Chain

Our supply chain business is globally focused and includes our integrated operations and interests. We conduct such operations primarily through our subsidiaries based in Austria, Germany, Luxembourg, Norway, the United States, Latin America and Canada. We supply various products, including minerals, ferrous and non-ferrous metals, chemicals, refractory and ceramic materials and wood products. These are sourced from our directly or indirectly held interests in resource projects, or are secured by us from third parties.

Since entering the global supply chain business in 2010, we have implemented a long-term growth strategy to achieve critical mass by increasing our revenues through expanding our geographic reach and diversifying our product offerings. Over the last three years, we have completed several strategic acquisitions to support this long-term strategy, including:

•	FESIL - On April 1, 2014, we acquired a 100% interest in FESIL AS Group, referred to as “FESIL”, a vertically integrated supply chain management company and one of the world's leading producers of ferrosilicon through its production plant in Mo i Rana. This acquisition further expanded our sales presence in Europe, the United States and China through FESIL's various sales offices and longstanding relationships with customers that include established steelworks, aluminum and iron foundries and chemical groups. FESIL's operations include sales offices in Germany, Luxembourg, Spain, Norway, the

United States, South Africa, Ukraine and China. There is a two-year base royalty on tiered ferrosilicon production at the Mo i Rana facility, which is expected to equal approximately 2.9% of FESIL's ferrosilicon revenue per annum at full production. The acquisition did not include FESIL's interests in Mo Industripark AS.

•	Elsner - In March 2014, we acquired F.J. Elsner & Co. GmbH, referred to as “Elsner”, which further increased the footprint of our global supply chain business through Elsner's offices in Austria, China, Dubai, Croatia, Albania, Serbia and the United States and increased our product offerings to include steel and related products. Elsner has longstanding relationships with various steel mills in Eastern and Southern Europe, as well as the Baltic States and the Commonwealth of Independent States, and is focused on steel products, including slabs, booms, billets, hot rolled steel plates, hot and cold rolled coils and sheets, reinforcing bars, galvanized material, pipes, tubers and merchant bars.
•	MFCR and Possehl - In 2012, we acquired MFC Resources Inc., referred to as “MFCR”, and a majority interest in Possehl Mexico S.A. de C.V., referred to as “Possehl”, which increased our exposure and presence in the North American and Latin American markets and expanded our global supply chain platform to include refractory and ceramic materials and other products. In 2014, we acquired the minority interest in Possehl and, as a result, now hold a 100% interest in Possehl.

Our integrated operations include sourcing and supplying various products. To a lesser extent, we also act as an agent for our clients. Our operations often utilize innovative strategies and financing structures. We currently engage in purchases and sales with producers who are unable to effectively realize sales due to their specific circumstances.

Further, producers and end customers often work with us to better manage their internal supply chain, distribution risk and currency and capital requirements. In such operations, we try to capture various product, financing and currency spreads. Through our operations, we have been able to develop long-standing relationships with producers, end customers and financiers and integrate them into our financial activities.

We generally source from Asia, Africa, Europe, North America, South America and the Middle East and we sell in global markets.

We provide supply chain services, logistics and other trade and finance services to producers and consumers of our products. These activities provide cost effective and efficient transportation, as well as payment terms accommodating working capital requirements for our customers and partners. They are supported by strategic direct and indirect investments in assets operating in our core businesses.

Our global supply chain business employs personnel worldwide and our main marketing office is located in Vienna, Austria. We also maintain offices in Canada, the United States, Mexico, Argentina, China, the United Arab Emirates, Croatia, Albania, Serbia, Norway, Germany, Luxembourg and Spain. In addition, we establish relationships with and seek to further market our products through agents located worldwide. Our marketing and other business activities in this segment are supported by a global network of agents and relationships, which provides us with worldwide sourcing and distribution capabilities.

We indirectly derive royalty revenue from a mining sub-lease of the lands upon which the Wabush iron ore mine is situated in Newfoundland and Labrador, Canada, which commenced in 1956 and expires in 2055. The mine is owned by Cliffs Natural Resources Inc., referred to as “Cliffs”, which, in late 2014, announced its closure and, in the first quarter of 2015, commenced proceedings under the Companies' Creditors Arrangement Act (Canada), referred to as “CCAA”, with respect to its Canadian operations, including the subsidiary that holds a majority interest in the mine. While the Wabush mine is not directly a party to the CCAA proceedings, the assets comprising the mine are currently included in the sales process.

Pursuant to the sub-lease, we are entitled to minimum lease payments of C$3.25 million per year until termination thereof. If Cliffs terminates the sub-lease, we intend to exercise our step-in rights and acquire the mine property pursuant to the terms thereof. In such event, under the terms of the sub-lease, we can elect to purchase certain infrastructure onsite at the then reasonable market price. There can be no assurance as to when and if the operator will provide notice of such termination. We are currently exploring opportunities for this asset with stakeholders and third parties.

Investors are cautioned that we have not completed any technical reports, including reserve or resource estimates under Canadian National Instrument 43-101, referred to as “NI 43-101”, with respect to the mine. No final production decision has been made regarding the project in the event we re-take the mine property and any such decision will be based on studies demonstrating economic and technical viability.

We hold a 50% interest in the Pea Ridge Iron Ore Mine, located near Sullivan, Missouri, U.S.A., approximately 70 miles southwest of St. Louis, Missouri, U.S.A, which has not operated since 2001. We are currently conducting additional analysis and investigations in respect of the project. In the first quarter of 2015, we invested $0.4 million in connection with the project.

Natural Gas Interests

We are active in the energy sector through the development, production and processing of natural gas and NGLs in Western Canada. The majority of such operations are located in the central fairway of the Western Canada Sedimentary Basin, primarily situated in the Province of Alberta. As at March 31, 2015, we had an interest in 886 producing natural gas wells and 137 producing oil wells, and a land position that included 229,279 net working interest undeveloped acres. Our assets are situated in the following areas of the Western Canada Sedimentary Basin: (i) the Rock Creek sands and other Cretaceous sands in the Niton area of Central Alberta; (ii) the Cretaceous and Tertiary sands in Okotoks and Southern Alberta; and (iii) the Mannville sands in the High River area of Southern Alberta.

Effective March 31, 2015, we sold certain non-core hydrocarbon assets located in the Brant and Callum areas of Southern Alberta. The assets under the transaction consisted of approximately 115,800 gross acres with 419 gross wells and related lands and pipeline, compression and processing infrastructure, which may be subject to post-closing adjustments. The disposition represented approximately 900 boe per day of production as of the effective date. The information herein regarding our hydrocarbon interests reflects this transaction.

The Niton area includes multi-zone, liquids-rich, tight gas plays with production to date primarily coming from Rock Creek and Ellerslie sandstones. We have a large number of mineral agreements that cover specific zonal rights in this area. As at March 31, 2015, we had an average 67% working interest in 88,219 gross acres of land to the base of the Rock Creek Member of the Fernie Group. The Niton area has other productive zones that provide opportunities to expand our development base by moving into other geological horizons. These zones lie above the Rock Creek and include the Wilrich and Notikewin sandstones of the Upper Mannville and Spirit River Group.

The Southern Plains is comprised primarily of multi Belly River sands along with upper Edmonton Group coal-bed methane formations. As well, in select areas of Southern Alberta, there are productive Mannville sands. As at March 31, 2015, we controlled approximately 314,300 gross acres of land, which provides a significant multi-year, low risk natural gas drilling inventory. Infrastructure is in place in the area for future production increases.

Our High River asset is primarily a low to medium permeability Basal Quartz channel sandstone pool, which is the Southern Alberta extension of the Lower Cretaceous Deep Basin gas trend.

We also have interests in natural gas infrastructure. Overall, we operate over 34,400 horsepower of compression totaling 160 mmcf/d of available field compression capacity, having over 168 mmcf/d of operated processing capacity and over 1,770 km of pipeline infrastructure in place. Key facilities are as follows:

•	MFC Sour Gas Processing Plant – We own the MFC sour gas processing plant and gas gathering system through our ownership of MFC Processing Partnership, referred to as “MPP”. The MPP sour gas processing plant is located in the High River area and currently has production capacity of 90 mmcf/d (licensed plant capacity) of sour natural gas and 45 mmcf/d of sweet natural gas. Additionally, in April 2015, we will be commissioning the recently installed 16.5 MW natural gas power project at the processing plant.
•	High River – In the High River area there is 9,150 horsepower installed with a gas compression capacity of 42.5 mmcf/d and 270 km of pipeline infrastructure in place. Volumes are all produced through the MPP gas gathering system and sour gas processing plant.
•	Edson, Niton, and McLeod – This foothills area property has compression capacity of 23 mmcf/d utilizing over 6,400 horsepower, including the MFC Energy's McLeod River gas processing plant with 23 mmcf/d of capacity with 100% plant ownership. Additionally, there is over 185 km of pipeline infrastructure in the area. In November 2013, we entered into an agreement, referred to as the “Participation Agreement”, with an oil and gas operator, pursuant to which the operator committed to spending a minimum of C$50.0 million to drill a total of 12 net wells over an initial three-year term. Drilling under the Participation Agreement is primarily focused on our undeveloped reserves at Niton. Please see below for further information regarding the Participation Agreement.

•	Shallow Gas Properties – Our shallow gas infrastructure consists of over 70 mmcf/d of compression capacity and 10 mmcf/d of processing capacity utilizing 10,400 horsepower with over 670 km of pipeline infrastructure in place. Final processing gas volumes are linked into the Nova/TransCanada pipeline systems at multiple sales locations.

In the second quarter of 2014, we entered into an agreement with a contractor for the design, construction, supply and installation of a 16.5 MW natural gas power plant at our sour gas processing plant. Upon completion, the plant will supply our processing plant's electrical needs, with excess power being sold into the grid based on Alberta Electricity System Operator's rates. The project is designed to cost approximately C$25.2 million, with final commissioning expected to occur in the first half of 2015.

In the three months ended March 31, 2015, we produced 3,568 mmcf of natural gas, 77 mboe of NGLs and 23 mbbl of crude oil, for total production of hydrocarbons of 694 mboe, compared to 4,157 mmcf of natural gas, 79 mboe of NGLs and 31 mbbl of crude oil, for total production of hydrocarbons of 803 mboe on a net working interest basis in the same period of 2014. We also produced 17 mT of sulphur as a byproduct of our hydrocarbon production activities in the three months ended March 31, 2015, compared to 10 mT for the same period of 2014. Total production of natural gas, NGLs and crude oil decreased due to natural decline rates. We did not engage in any drilling or exploration activity in the three months ended March 31, 2015, other than pursuant to the Participation Agreement described below.

The following table sets forth our average sales prices, operating costs, royalty amounts and transportation costs for each of the periods indicated:

	Three Months Ended March 31,
	2015										2014
Area	Natural Gas (C$/mcf)		NGLs (C$/bbl)		Crude Oil (C$/bbl)		Total Hydro- carbons (C$/boe)		Sulphur (C$/ton)		Natural Gas (C$/mcf)		NGLs (C$/bbl)		Crude Oil (C$/bbl)		Total Hydro- carbons (C$/boe)		Sulphur (C$/ton)
Price(1)	$	C2.97	$	C37.79	$	C50.95	$	C21.13	$	C148.51	$	C6.06	$	C96.12	$	C92.19	$	C44.37	$	C102.24
Royalties		0.56		9.91		12.37		4.39		19.83		1.12		31.05		25.69		9.82		14.66
Operating costs(2)		N/A		N/A		N/A		15.92		N/A		N/A		N/A		N/A		11.89		N/A
Transportation costs		0.13		5.00		1.38		1.27		43.05		0.17		6.53		1.65		1.58		32.88

Notes:

(1)	Excludes third-party processing fees.
(2)	A portion of our natural gas production is associated with crude oil production. As a result, per unit operating costs for each product reflect the allocation of certain common costs.

Our operating costs per boe increased in the first quarter of 2015, primarily as a result of fixed costs spread over lower production volumes due to natural declines.

In addition, we generated third party processing revenues of C$1.8 million during the three months ended March 31, 2015, compared to C$1.0 million in the same quarter of 2014.

Transportation costs per boe increased in the first quarter of 2015, primarily as a result of higher gas transmission rates, trucking NGL volumes large distances due to processing constraints and incremental sulphur shipping costs due to sales occurring “FOB” Vancouver versus at the plant gate.

In November 2013, we entered into the Participation Agreement with a natural gas operator, pursuant to which the operator has committed to spending a minimum of C$50.0 million to drill a total of 12 net wells over an initial three-year term. Such drilling is primarily focused on our undeveloped oil and gas properties located in the Niton area of Alberta, Canada. Under the terms of such agreement, the operator pays 100% of the costs required to drill and complete each well. If any of the initial 12 net wells achieves continuous production, we may elect to: (i) participate for up to a 30% interest in the well by reimbursing the operator 25% of the costs of such well; or (ii) receive a 10% gross royalty on production. Additionally, any gas produced from a large proportion of these wells will be processed exclusively by our existing processing facility in the area. We believe that this arrangement provides us with the opportunity to further advance our undeveloped properties at minimal investment risk and, at the same time, provide a potential source of revenue expansion through royalty and processing arrangements. The operator commenced its program under the Participation Agreement in the first quarter of 2014 and, as of March 31, 2015, had drilled and completed six gross wells on our lands in the Niton area, with five of such wells having been tied in with production from four of such wells flowing through our facilities in the area. We elected to receive the 10% gross royalty on such production. In addition, in the first quarter of 2015, the operator spud the first of a minimum three wells to be drilled in 2015, with such well completed in April 2015 and due to be tied in and placed in production shortly.

In the three months ended March 31, 2015, we initiated a program to curtail production on certain of our wells with the goal of preserving long-term natural gas reserves during the currently weakened pricing environment. To date, this program has focused on our properties in central Alberta that produce a higher proportion of natural gas liquids because, while we are able to hedge natural gas in a liquid market, we are not able to effectively hedge natural gas liquids.

Trade Finance and Services

Our trade finance and services operations include third-party financing and other services, proprietary investing and our real property.

We utilize our established relationships with international financial institutions, insurers and factoring companies to provide flexible, customized financial tools, extensive credit and risk management and structured solutions for our customers. Working closely with our customers, our professional staff arranges support for hedging and marketing of materials, financing and risk management solutions.

Our trade finance and services activities also include leveraging our marketing and financial experience and relationships to provide marketing services and trade finance services to our customers.

Our trade finance and services business generates revenues in the form of corporate and trade finance service fees and interest income. We also realize gains from time to time on our proprietary investments, upon their sale, the execution of an equity or debt restructuring or the completion of other forms of divestment.

We use our financial and management expertise to add or unlock value within a relatively short timeframe. Our trade finance and services activity is generally not passive and we seek investments where our financial expertise and management can add or unlock value. Proprietary investments are generated and made as part of our overall trade finance activities and are realized upon over time, sometimes taking more than one year. In addition, as part of our overall strategy, we often seek to acquire interests or establish relationships with producers to realize upon potential synergies. Such interests can be acquired through purchases of, or investments in, producers, or through contractual arrangements with them, including off-take agreements. To a degree, our trade finance and services and global supply chain businesses supplement each other, which results in synergies in our overall business activities.

Our activities include making proprietary investments through using our own capital and expertise to capture investment opportunities. We seek to participate in many industries, emphasizing those business opportunities where the perceived intrinsic value is not properly recognized. Often such investments are in companies or assets that are under financial, legal or regulatory distress and our services include resolving such distress. These activities take many forms and can include acquiring entire businesses or portions thereof, investing in equity or investing in the existing indebtedness (secured and unsecured) of a business or in new equity or debt issues. Such activities are generally not passive and we invest where we believe our expertise in financial restructuring and management and complementary supply chain and corporate finance capabilities can add or unlock value. Our investments in distressed businesses and/or assets can result in complex and intricate legal issues relating to priorities, claims and other rights of stakeholders. Such issues can result in our being involved in legal and other claims as a result of our overall proprietary investment strategy. Our proprietary investments are often made as a part of, or complementary to, our global supply chain activities.

We consider opportunities where:

•	our existing participation in marketing and production provides expert insight;
•	we can obtain a satisfactory return of future capital investment; and
•	there are synergistic benefits with our existing business. Our philosophy is to utilize our financial strength to realize the commercial potential of assets in markets where we have a comprehensive understanding of the drivers of value.

All Other

Our all other segment includes our corporate and other operating segments and investments, which include financing joint ventures through our China-based subsidiaries and providing medical services, equipment and supplies.

Cash Dividend

In the first quarter of 2015, we announced that we had determined to return capital to shareholders by rationalizing certain of our oil and gas assets and distributing the net proceeds thereof. We will not pay a quarterly cash dividend in 2015.

Discussion of Operations

The following discussion and analysis of our financial condition and results of operations for the three months ended March 31, 2015 and 2014 should be read in conjunction with our unaudited condensed consolidated financial statements and related notes.

General

We are a global supply chain company that utilizes innovative finance alongside sophisticated customized structured solutions to facilitate the working capital and other requirements of our customers. We also commit our own capital to promising enterprises and invest and otherwise capture investment opportunities for our own account. We seek to invest in businesses or assets whose intrinsic value is not properly reflected in their share price or value. Our investing activities are generally not passive. We actively seek investments where our financial expertise and management can add or unlock value.

Our results of operations have been and may continue to be affected by many factors of a global nature, including economic and market conditions, the availability of capital, the level and volatility of equity prices and interest rates, currency values, asset prices and other market indices, technological changes, the availability of credit, inflation and legislative and regulatory developments. Our results of operations may also be materially affected by competitive factors. Our competitors include firms traditionally engaged in trade finance such as merchant and investment banks, along with other capital sources such as hedge funds, private equity firms, insurance companies and other trade companies engaged in supply chain activities in Europe, Asia and globally.

Our results of operations for any particular period may also be materially affected by our realization on proprietary investments. These investments are made to maximize total return through long-term appreciation and recognized gains on divestment. We realize on our proprietary investments through a variety of methods including sales, capital restructuring or other forms of divestment.

A majority of our revenues is derived from our global supply chain operations. The remaining portions are generally derived from financial services, sales of properties and net gains on securities.

We view our net book value per share as a key indicator of our overall financial performance. Our net book value as at the dates indicated is set forth below:

	March 31, 2015	December 31, 2014
	(United States dollars in thousands, except per share amounts)
Net book value	$656,921	$670,388
Net book value per share	10.40	10.63

Business Environment

Our financial performance is, and our consolidated results in any period can be, materially affected by global economic conditions and financial markets generally.

A favourable business environment is characterized by many factors, including a stable geopolitical climate, transparent financial markets, low inflation, low interest rates, availability of credit, low unemployment, strong business profitability and high business and investor confidence. Unfavourable or uncertain economic and market conditions can be caused by declines in economic growth, business activity or investor or business confidence, limitations on the availability or increase in the cost of credit and capital, increases in inflation, interest rates, exchange rate volatility, outbreaks of hostilities or other geopolitical instability, corporate, political or other scandals that reduce investor confidence in the capital markets or a combination of these or other factors.

While the global economic outlook has improved, ongoing global economic conditions and uncertainties, including slower economic growth in China and continuing economic uncertainty in Europe, continued to impact markets and cause significant volatility in commodity prices in the first quarter of 2015. For example, the steel sector has seen a drop in producer stocks, which has negatively impacted prices and supply chain volumes.

Natural gas prices decreased in the first quarter of 2015 with AECO prices averaging approximately 40% lower than in the same period of 2014. Natural gas prices weakened due to strong production and an increase in gas storage in North America. From time to time, we may enter into hedging transactions to manage pricing risks for our products. In December 2013, to hedge the volatility and the organically long nature of our natural gas subsidiary, we entered into a short position of long-term New York Mercantile Exchange (NYMEX) natural gas futures with a notional value of approximately $50 million. In January and February of 2014, as natural gas prices continued to rise, we increased our position using shorter-duration derivatives. During the second and third quarters of 2014, these positions were covered as natural gas prices declined and, as at December 31, 2014, we no longer had such position. In the first quarter of 2015, we recommenced hedging our natural gas production with AECO based Canadian dollar futures to protect against further price declines in the near-term.

We operate internationally and therefore our financial performance and position are impacted by changes in the United States dollar, our reporting currency, against the other functional currencies of our international subsidiaries and operations, particularly the Euro and the Canadian dollar. Changes in currency rates affect our financial performance and position because our European and Canadian subsidiaries' assets, liabilities, revenues and operating costs are denominated in the Euro and the Canadian dollar, respectively. Accordingly, a weakening of the United States dollar against the Euro and Canadian dollar would have the effect of increasing the value of such assets, liabilities, revenues and operating costs when translated into United States dollars, our reporting currency. Conversely, a strengthening of the United States dollar against these currencies would have the effect of decreasing such values.

As at March 31, 2015, the United Sates dollar had strengthened by 12.7% and 9.3% against the Euro and Canadian dollar from the end of 2014. Such strengthening negatively impacted our asset values (net of liabilities) as at March 31, 2015. As a result, we recognized a net $19.7 million currency translation adjustment loss under other comprehensive loss within equity in the first quarter of 2015, compared to $13.3 million in the comparative quarter of 2014.

Results of Operations

Summary of Quarterly Results

The following tables provide selected unaudited financial information for the most recent eight quarters:

	March 31, 2015(1)	December 31, 2014(1)		September 30, 2014(1)	June 30, 2014(1)
	(United States dollars in thousands, except per share amounts)
Net sales	$331,434	$389,646		$389,423	$394,042
Equity income	3,088	1,670		2,336	3,294
Gross revenues	334,522	391,316		391,759	397,336
Net income (loss)(2)	6,314	(18,460	)(3)	6,419	7,078
Basic earnings (loss), per share	0.10	(0.29)		0.10	0.11
Diluted earnings (loss), per share	0.10	(0.29)		0.10	0.11

Notes:

(1)	We commenced consolidation of the operations of Elsner and FESIL from March 31 and April 1, 2014, respectively.
(2)	Net income attributable to our shareholders.
(3)	Includes an impairment of interests in resource properties of $28.6 million before an income tax recovery of $7.2 million.
	March 31, 2014	December 31, 2013		September 30, 2013	June 30, 2013
	(United States dollars in thousands, except per share amounts)
Net sales	$229,147	$220,707		$213,418	$166,974
Equity income	2,228	1,428		2,198	1,959
Gross revenues	231,375	222,135		215,616	168,933
Net income (loss)(1)	5,801	(12,562	)(2)	6,977	6,811
Basic earnings (loss), per share	0.09	(0.20)		0.11	0.11
Diluted earnings (loss), per share	0.09	(0.20)		0.11	0.11

Notes:

(1)	Net income attributable to our shareholders.
(2)	Includes an impairment of interests in resource properties of $6.1 million before an income tax recovery of $1.6 million.

Three Months Ended March 31, 2015 Compared to Three Months Ended March 31, 2014

The following table sets forth our selected operating results and other financial information for each of the periods indicated:

	Three Months Ended March 31,
	2015	2014(1)
	(United States dollars in thousands, except per share amounts)
Net sales	$331,434	$229,147
Gross revenues	334,522	231,375
Costs and expenses	325,496	218,620
Costs of sales and services	303,371	197,549
Selling, general and administrative expenses	17,336	17,375
Finance costs	4,789	3,696
Income from operations	9,026	12,755
Net income(2)	6,314	5,801
Earnings per share:
Basic	0.10	0.09
Diluted	0.10	0.09

Notes:

(1)	We commenced consolidation of the operations of Elsner and FESIL from March 31 and April 1, 2014, respectively.
(2)	Net income attributable to our shareholders.

The following is a breakdown of our gross revenues by activity for each of the periods indicated:

	Three Months Ended March 31,
	2015	2014
	(United States dollars in thousands)
Gross Revenues:
Global supply chain	$326,771	$221,038
Trade finance and services	1,137	3,268
All other	6,614	7,069
	$334,522	$231,375

The following charts illustrate our revenues by business segment and geographic distribution in the three months ended March 31, 2015:

Based upon the average exchange rates for the three months ended March 31, 2015, the United States dollar increased by approximately 21.8% and 12.5% in value against the Euro and the Canadian dollar, respectively, compared to the average exchange rates for the same period in 2014. As at March 31, 2015, the United States dollar had increased by approximately 12.7% against the Euro and 9.3% against the Canadian dollar since December 31, 2014.

Revenues for the first quarter of 2015 increased to $334.5 million (consisting of net sales of $331.4 million and equity income from medical joint ventures of $3.1 million) from $231.4 million (consisting of net sales of $229.1 million and equity income of $2.2 million) in the same period of 2014, primarily as a result of organic growth in certain product lines, an overall increase in supply chain revenue due to the consolidation of our acquisitions in the second quarter of 2014, partially offset by a decrease in average natural gas prices and the negative impact of the higher United States dollar against the Euro and Canadian dollar. As a substantial portion of our revenues are generated in Euros and Canadian dollars, the weakening of the Euro and Canadian dollar against the United States dollar negatively impacted our revenues in the first quarter of 2015 when such Euro- and Canadian dollar-denominated revenues were translated to United States dollars.

Revenues for our global supply chain business were $326.8 million for the first quarter of 2015, compared to $221.0 million in the same quarter in 2014, primarily as a result of the consolidation of our acquisitions in the second quarter of 2014, partially offset by a reduction in natural gases compared to the comparative period, lower revenues from our royalty interest in a mining sub-lease and the negative impact of the higher United States dollar against the Euro and the Canadian dollar. During the first quarter of 2015, gross revenues generated by our royalty interest decreased to approximately $0.7 million (representing the quarterly minimum royalty) from approximately $3.0 million in the same period of 2014.

In late 2014, the operator of the Wabush mine closed the mine. We reviewed related information and performed a sensitivity analysis on the expected future cash flows from our royalty interest. Based upon our review and impairment analysis, we determined that the fair value of our interest in the Wabush mine was above our current carrying amount, and therefore we concluded that an impairment loss was not required as at March 31, 2015. We continue to monitor the situation as it develops. In the event that the mine is closed for a prolonged period or if other circumstances change, we may re-assess the value of this asset in the future.

Revenues for our trade finance and services business were $1.1 million in the first quarter of 2015, compared to $3.3 million in the same period of 2014.

Revenues for our all other segments were $6.6 million in the first quarter of 2015, compared to $7.1 million in the same period of 2014.

Costs of sales and services increased to $303.4 million during the first quarter of 2015 from $197.5 million for the same period in 2014, primarily as a result of the consolidation of our acquisitions in the second quarter of 2014. The following is a breakdown of our costs of sales for each of the periods indicated:

	Three Months Ended March 31,
	2015	2014
	(United States dollars in thousands)
Supply chain products and services	$299,583	$193,630
Loss on trading securities	22	—
Credit losses on loans and receivables	26	—
Loss on derivative instruments, net	1,687	1,161
Market value (increase) decrease on commodities	(228)	153
Other	2,281	2,605
Total cost of sales and services	$303,371	$197,549

The loss on derivative instruments of $1.7 million in the first quarter of 2015 stemmed from commodity (including natural gas futures) and currency derivatives (see “Discussion of Operations - Business Environment” for additional information).

Selling, general and administrative expenses decreased marginally to $17.3 million in the first quarter of 2015 from $17.4 million in the same quarter of 2014, primarily due to the weakening of the Canadian dollar and Euro against the United States dollar.

In the first quarter of 2015, finance costs increased to $4.8 million from $3.7 million in the same quarter of 2014 as a result of increased borrowings in our supply chain business.

In the first quarter of 2015, we recognized a net foreign currency transaction gain of $1.2 million, compared to a net foreign currency translation loss of $3.8 million in the same quarter of 2014, in the consolidated statement of operations. This gain was primarily as a result of translation of the net foreign currency monetary liabilities.

We recognized an income tax expense (other than resource property revenue taxes) of $3.5 million in the first quarter of 2015, compared to $1.9 million in the same quarter of 2014. Our statutory tax rate was 26% in the first quarter of 2015, compared to 26.0% in the same quarter of 2014, and our effective tax rates are lower than our statutory tax rates in the current period. The income tax paid in cash (excluding resource property revenue taxes) during the first quarter of 2015 was $1.5 million, compared to $1.0 million in the same quarter of 2014.

We also recognized resource property revenue taxes of $0.1 million in the first quarter of 2015, compared to $0.6 million in the same period of 2014. The resource property revenues tax rate was 20% on our gross royalty revenue, which was deducted at source and reduced by 20% of deductible expenses. The decrease in taxes was primarily a result of a decrease in gross royalty revenues in the current period.

Overall, we recognized an income tax expense of $3.7 million (provision of income taxes of $3.5 million and resource property revenue taxes of $0.1 million) in the first quarter of 2015, compared to $2.5 million (provision for income taxes of $1.9 million and resource property revenue taxes of $0.6 million) in the same quarter of 2014.

In the first quarter of 2015, our income attributable to shareholders was $6.3 million, or $0.10 per share on a basic and diluted basis, compared to $5.8 million, or $0.09 per share on a basic and diluted basis, in the same quarter of 2014.

For the first quarter of 2015, our Operating EBITDA increased by 10.9% to $19.6 million from $17.7 million for the same period of 2014. Operating EBITDA is defined as earnings before interest, taxes, depreciation, depletion and amortization. Operating EBITDA is not a measure of financial performance under IFRS and should not be considered in isolation or as a substitute for analysis of our results as reported under IFRS.

The following is a reconciliation of our net income to Operating EBITDA.

	Three Months Ended March 31,
	2015	2014
Operating EBITDA	(United States dollars in thousands)
Net income	$6,605	$6,299
Income tax expense	3,664	2,513
Finance costs	4,789	3,696
Amortization, depreciation and depletion	4,566	5,185
Operating EBITDA	$19,624	$17,693

Please see “Non-IFRS Financial Measures” for additional information.

Liquidity and Capital Resources

General

Liquidity is of importance to our business, as insufficient liquidity often results in underperformance.

Our objectives when managing capital are:

•	to safeguard our ability to continue as a going concern so that we can continue to provide returns for shareholders and benefits for other stakeholders;
•	to provide an adequate return to our shareholders by pricing products and services commensurately with the level of risk; and
•	to maintain a flexible capital structure that optimizes the cost of capital at acceptable risk.

We set the amount of capital in proportion to risk. We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust this capital structure, we may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

Consistent with others in our industry, we monitor capital on the basis of our net debt-to-equity ratio and long-term debt-to-equity ratio. The net debt-to-equity ratio is calculated as net debt divided by shareholders' equity. Net debt is calculated as total debt less cash and cash equivalents. The long-term debt-to-equity ratio is calculated as long-term debt divided by shareholders' equity. The computations are based on continuing operations.

The following table sets forth the calculation of our net debt-to-equity ratio as at the dates indicated:

	March 31, 2015	December 31, 2014
	(United States dollars in thousands, except ratio amounts)
Total long-term debt	$276,888	$313,124
Less: cash and cash equivalents	(331,282)	(297,294)
(Net cash and cash equivalents) net debt	(54,394)	15,830
Shareholders' equity	656,921	670,388
Net debt-to-equity ratio	N/A	0.02

There were no amounts in accumulated other comprehensive income relating to cash flow hedges, nor were there any subordinated debt instruments as at March 31, 2015 and December 31, 2014. The net debt-to-equity ratio was not applicable as at March 31, 2015, as we had a net cash and cash equivalents balance, and was 0.02 as at December 31, 2014.

The following table sets forth the calculation of our long-term debt-to-equity ratio as at the dates indicated:

	March 31, 2015	December 31, 2014
	(United States dollars in thousands, except ratio amounts)
Long-term debt, less current portion	$227,822	$256,148
Shareholders' equity	656,921	670,388
Long-term debt-to-equity ratio	0.35	0.38

During the three months ended March 31, 2015, our strategy, which remained unchanged from the prior period, was to maintain our net debt-to-equity ratio and long-term debt-to-equity ratio at low levels. Our long-term debt-to-equity ratio was 0.35 and 0.38, respectively, as at March 31, 2015 and December 31, 2014.

Cash Flows

Due to the number of businesses we engage in, our cash flows are not necessarily reflective of net earnings and net assets for any reporting period. As a result, instead of using a traditional cash flow analysis solely based on cash flow statements, our management believes it is more useful and meaningful to analyze our cash flows by overall liquidity and credit availability. Please see the discussion on our financial position, short-term bank loans, facilities and long-term debt earlier in this section.

The global supply chain business can be cyclical and our cash flows vary accordingly. Our principal operating cash expenditures are for financing trading of securities, commodities financing and general and administrative expenses.

Working capital levels fluctuate throughout the year and are affected by the level of our global supply chain operations, the markets and prices for commodities and the timing of receivables and the payment of payables and expenses. Changes in the volume of global supply chain transactions can affect the level of receivables and influence overall working capital levels. We currently have a sufficient level of cash on hand and credit facility amounts and we believe that we have sufficient cash flows from operations, cash on hand and credit availability to meet our working capital and other requirements as well as unexpected cash demands.

Cash Flows from Operating Activities

Operating activities provided cash of $56.9 million in the three months ended March 31, 2015, compared to $31.3 million in the same period of 2014. An increase in short-term bank borrowings provided cash of $75.3 million in the three months ended March 31, 2015, compared to $34.7 million in the same period of 2014. A decrease in account payables and accrued expenses used cash of $28.4 million in the three months ended March 31, 2015, compared to $27.0 million in the same period of 2014. An increase in inventories used cash of $5.4 million in the three months ended March 31, 2015, compared to a decrease in inventories providing cash of $15.1 million in the same period of 2014. A decrease in receivables provided cash of $15.7 million in the three months ended March 31, 2015, compared to an increase in receivables using cash of $8.4 million in the same period of 2014. An increase in restricted cash used cash of $3.0 million in the three months ended March 31, 2015, compared to $0.7 million in the same period of 2014. A decrease in deposits, prepaid and other provided cash of $1.6 million in the three months ended March 31, 2015, compared to an increase in deposits, prepaid and other using cash of $0.6 million in 2014.

Cash Flows from Investing Activities

Investing activities used cash of $0.8 million in the three months ended March 31, 2015, compared to providing cash of $20.4 million, primarily in connection with cash acquired on the acquisition of Elsner, in the same period of 2014. Net distributions from joint ventures provided cash of $1.5 million in the three months ended March 31, 2015, compared to providing cash of $1.9 million in the same period of 2014. Purchases of property, plant and equipment, net of sales, used cash of $0.9 million in the three months ended March 31, 2015, compared to $0.3 million in the same period of 2014.

Cash Flows from Financing Activities

Net cash used by financing activities was $4.8 million in the three months ended March 31, 2015, compared to $23.1 million in the same period of 2014. Dividends paid to shareholders used cash of $3.8 million in the three months ended March 31, 2015, compared to $nil in the same period of 2014. A net decrease in debt used cash of $1.0 million in the three months ended March 31, 2015, compared to $0.3 million in the same period of 2014. A repayment to a customer used cash of $nil in the three months ended March 31, 2015, compared to $22.2 million in the same period of 2014. On December 31, 2013, a customer paid $22.2 million to one of the Company's subsidiaries. However, the underlying invoice was subject to factoring arrangements and the amount was subsequently repaid in January 2014. As a result, $22.2 million was recognized as a repayment to a customer in the first quarter of 2014. No income or loss was recognized in connection with such transactions.

Financial Position

The following table sets out our selected financial information as at the dates indicated:

	March 31, 2015	December 31, 2014
	(United States dollars in thousands)
Cash and cash equivalents	$331,282	$297,294
Short-term cash deposits	142	159
Short-term securities	226	250
Restricted cash	456	555
Trade receivables	137,615	161,674
Other receivables	36,312	41,392
Inventories	194,205	212,577
Real estate held for sale	10,690	12,043
Deposits, prepaid and other	8,192	7,745
Assets held for sale	118,214	131,115
Total assets	1,365,678	1,458,684
Working capital	461,289	484,860

Short-term bank borrowings	215,153	161,340
Debt, current portion	49,066	56,976
Accounts payable and accrued expenses	95,708	138,222
Dividends payable	—	3,786
Income tax liabilities	2,736	4,274
Liabilities relating to assets held for sale	13,382	15,346
Debt, less current portion	227,822	256,148
Deferred income tax liabilities	10,024	10,216
Decommissioning obligations	82,820	129,557
Shareholders' equity	656,921	670,388

We maintain an adequate level of liquidity, with a portion of our assets held in cash and cash equivalents and securities. The liquid nature of these assets provides us with flexibility in managing and financing our business and the ability to realize upon investment or business opportunities as they arise. We also use this liquidity in client-related services by acting as a financial intermediary for third parties (e.g., by acquiring a position or assets and reselling such position or assets) and for our own proprietary trading and investing activities.

As at March 31, 2015, the United States dollar had strengthened by 12.7% and 9.3% against the Euro and Canadian dollar, respectively, since December 31, 2014. As our European and Canadian companies' assets and liabilities are denominated in Euros and Canadian dollars, the strengthening of the United States dollar against such currencies negatively impacted our asset values (net of liabilities) as at March 31, 2015.

As at March 31, 2015, cash and cash equivalents were $331.3 million, compared to $297.3 million as at December 31, 2014.

Inventories decreased to $194.2 million as at March 31, 2015, from $212.6 million as at December 31, 2014. The decrease in inventories was primarily due to the negative impact of the higher United States dollar against the Euro. As at March 31, 2015, inventories aggregating $97.4 million had been contracted to be sold at fixed prices, of which $17.4 million and $80.0 million, respectively, were financed by suppliers and short-term bank borrowings.

Trade receivables and other receivables were $137.6 million and $36.3 million, respectively, as at March 31, 2015, compared to $161.7 million and $41.4 million, respectively, as at December 31, 2014. The decrease in trade receivables was primarily a result of the negative impact of the higher United States dollar against the Euro.

Assets held for sale, consisting of certain non-core natural gas assets and an investment property, were $118.2 million as at March 31, 2015, compared to $131.1 million as at December 31, 2014. The decrease in assets held for sale was a result of the negative impact of the higher United States dollar against the Euro and the Canadian dollar. Real estate held for sale was $10.7 million as at March 31, 2015, compared to $12.0 million as at December 31, 2014. Deposits, prepaid and other assets were $8.2 million as at March 31, 2015, compared to $7.7 million as at December 31, 2014.

As at March 31, 2015, we had liabilities relating to assets held for sale of $13.4 million, relating to decommissioning obligations associated with such assets, compared to $15.3 million as at December 31, 2014.

Our short-term bank borrowings increased to $215.2 million as at March 31, 2015 from $161.3 million as at December 31, 2014. Total long-term debt decreased to $276.9 million as at March 31, 2015 from $313.1 million as at December 31, 2014, primarily as a result of the negative impact of the higher United States dollar against the Euro.

Our decommissioning obligations decreased to $82.8 million as at March 31, 2015 from $129.6 million as at December 31, 2014, primarily as a result of the decline of the Canadian dollar against the United States dollar and the sale of certain oil and gas properties during the period.

Short-Term Bank Loans and Facilities

As part of our operations, we establish, utilize and maintain various kinds of credit lines and facilities with banks and insurers. Most of these facilities are short-term. These facilities are used in our day-to-day supply chain business and structured solutions activities. The amounts drawn under such facilities fluctuate with the kind and level of transactions being undertaken.

As at March 31, 2015, we had credit facilities aggregating $697.0 million comprised of: (i) unsecured revolving credit facilities aggregating $346.8 million from banks. The banks generally charge an interest rate of inter-bank rates plus an interest margin; (ii) revolving credit facilities aggregating $77.7 million from banks for structured solutions, a special trade financing. The margin is negotiable when the facility is used; (iii) a non-recourse specially structured factoring arrangement with a bank for up to a credit limit of $177.8 million for our supply chain activities. We may factor our receivable accounts upon invoicing at the inter-bank rate plus a margin; (iv) foreign exchange credit facilities of $56.7 million with banks; and (v) secured revolving credit facilities aggregating $38.0 million. All of these facilities are either renewable on a yearly basis or usable until further notice. A substantial portion of our credit facilities are denominated in Euros.

Long-Term Debt

Other than lines of credit drawn and as may be outstanding for trade financing and structured solutions activities, as at March 31, 2015, the maturities of long-term debt were as follows:

Maturity	Principal	Interest	Total
	(United States dollars in thousands)
12 months	$49,067	$7,588	$56,655
12 – 24 months	78,093	6,252	84,345
24 – 36 months	42,538	4,176	46,714
36 – 48 months	35,447	3,037	38,484
48 – 60 months	24,763	2,005	26,768
Thereafter	46,980	2,155	49,135
	$276,888	$25,213	$302,101

We expect our maturing debt to be satisfied primarily through the settlement of underlying supply chain transactions, trade financing transactions, including structured solutions transactions, cash on hand and cash flows from operations. Much of our maturing debt may either subsequently be made re-available to us by the applicable financial institution or we may replace such facilities with new facilities depending upon particular capital requirements.

Future Liquidity

We expect that there will be acquisitions of businesses or commitments to projects in the future. To achieve the long-term goals of expanding our assets and earnings, including through acquisitions, capital resources will be required. Depending on the size of a transaction, the capital resources that will be required can be substantial. The necessary resources will be generated from cash flows from operations, cash on hand, borrowings against our assets, sales of proprietary investments or the issuance of securities.

Foreign Currency

Substantially all of our operations are conducted in international markets and our consolidated financial results are subject to foreign currency exchange rate fluctuations.

Our reporting currency is the United States dollar. We translate subsidiaries' assets and liabilities into United States dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at exchange rates approximating those at the date of the transactions. As a substantial amount of revenues is received in Euros, Chinese yuans and Canadian dollars, the financial position for any given period, when reported in United States dollars, can be significantly affected by the exchange rates for these currencies prevailing during that period.

In the three months ended March 31, 2015, we reported a net $19.7 million currency translation adjustment loss under other comprehensive loss within equity. This compared to a loss of $13.3 million in the same period of 2014.

Contractual Obligations

The following table sets out our contractual obligations and commitments as at December 31, 2014 in connection with our long-term liabilities:

	Payments Due by Period(1)
	(United States dollars in thousands)
Contractual Obligations(2)(3)	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years	Total
Long-term debt obligations, including interest	$64,923	$141,652	$74,009	$59,777	$340,361
Operating lease obligations	1,696	2,096	765	191	4,748
Purchase obligations(4)	65,816	66,776	57,663	25,058	215,313
Other long-term liabilities	—	5,953	605	293	6,851
Total	$132,435	$216,477	$133,042	$85,319	$567,273

Notes:

(1)	Undiscounted.
(2)	This table does not include non-financial instrument liabilities and guarantees.
(3)	This table does not include provisions for decommissioning obligations.
(4)	Including take-or-pay contracts.

There have been no other significant changes to the foregoing since December 31, 2014. Please refer to “Long-Term Debt” for the maturities of our long-term debt, as at March 31, 2015.

Risk Management

Risk is an inherent part of our business and operating activities. The extent to which we properly and effectively identify, assess, monitor and manage each of the various types of risk involved in our activities is critical to our financial soundness and profitability. We seek to identify, assess, monitor and manage the following principal risks involved in our business activities: market, credit, liquidity, operational, legal and compliance, new business, reputational and other. Risk management is a multi-faceted process that requires communication, judgment and knowledge of financial products and markets. Our management takes an active role in the risk management process and requires specific administrative and business functions to assist in the identification, assessment and control of various risks. Our risk management policies, procedures and methodologies are fluid in nature and are subject to ongoing review and modification.

Inflation

We do not believe that inflation has had a material impact on our revenues or income over the past two fiscal years. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of goods or services provided to our clients. To the extent that inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with IFRS requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies that are the most important to the portrayal of our current financial condition and results of operations. Please refer to Note 1B to our audited consolidated financial statements for the year ended December 31, 2014 for a discussion of the significant accounting policies.

The following accounting policies are the most important to our ongoing financial condition and results of operations:

Valuation of Securities

Securities held for trading are measured at current market value. Any unrealized gains or losses on securities held for trading are included in our results of operations.

Available-for-sale securities are also measured at current market value when current market value is available. Any unrealized gains or losses are included in other comprehensive income. When there is any objective evidence that an available-for-sale security has experienced a decline in value, other than a temporary decline, the security will be written down to recognize the loss in the determination of income. In determining whether the decline in value is other than temporary, quoted market price is not the only deciding factor, particularly for thinly traded securities, large block holdings and restricted shares. We also consider, but such consideration is not limited to, the following factors: (i) the trend of the quoted market price and trading volume; (ii) the investee's financial position and results for a period of years; (iii) any liquidity or going concern problems of the investee; (iv) changes in or reorganization of the investee and/or its future business plan; (v) the outlook of the investee's industry; (vi) the current fair value of the investment (based upon an appraisal thereof) relative to its carrying amount; (vii) our business plan and strategy to divest the security or to restructure the investee; and (viii) the extent and/or duration of the decline in market value.

Recent market volatility has made it extremely difficult to value certain securities. Subsequent valuations, in light of factors prevailing at such time, may result in significant changes in the values of these securities in future periods. Any of these factors could require us to recognize further impairments in the value of our securities portfolio, which may have an adverse effect on our results of operations in future periods.

Classification of Assets Held for Sale

We apply judgment to determine whether an asset (disposal group) is available for immediate sale in its present condition and that its sale is highly probable and therefore should be classified as held for sale at the balance sheet date. In order to assess whether it is highly probable that the sale can be completed within one year or the extension period in certain circumstances, our management reviews the business and economic factors, both macro and micro, which include the industry trends and capital markets. It is also open to all forms of sales, including exchanges of non-current assets for other non-current assets when the exchange will have commercial substance in accordance with IAS 16, Property, Plant and Equipment.

Impairment of Non-Financial Assets

We assess at the end of each reporting period whether there is any indication that an asset may be impaired. If any such indication exists, we shall estimate the recoverable amount of the asset. In assessing whether there is any indication that an asset may be impaired, we consider, as a minimum, the following indications:

External sources of information

(a)	during the period, the asset's market value has declined significantly more than would be expected as a result of the passage of time or normal use;

(b)	significant changes with an adverse effect on the entity have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which an asset is dedicated;
(c)	market interest rates or other market rates of return on investments have increased during the period, and those increases are likely to affect the discount rate used in calculating an asset's value in use and decrease the asset's recoverable amount materially;
(d)	the carrying amount of the net assets of the entity is more than its market capitalization;

Internal sources of information

(e)	evidence is available of obsolescence or physical damage of an asset;
(f)	significant changes with an adverse effect on the entity have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, an asset is used or is expected to be used. These changes include the asset becoming idle, plans to discontinue or restructure the operation to which an asset belongs, plans to dispose of an asset before the previously expected date and reassessing the useful life of an asset as finite rather than indefinite; and
(g)	evidence is available from internal reporting that indicates that the economic performance of an asset is, or will be, worse than expected.

Provisions for Decommissioning Obligations

Our provisions for decommissioning obligations represent management's best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by us.

Changes in decommissioning obligations are recorded with a corresponding change to the carrying amounts of related properties. Adjustments to the carrying amounts of related properties can result in a change to future depletion expense.

Income Taxes

Management believes that it has adequately provided for income taxes based on all of the information that is currently available. The calculation of income taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations, which are constantly changing.

Our tax filings are also subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities. Any change would be recorded as a charge or a credit to income tax expense. Any cash payment or receipt would be included in cash from operating activities.

We currently have deferred income tax assets, which are comprised primarily of tax loss carry-forwards and deductible temporary differences, both of which will reduce taxable income in the future. The amounts recorded for deferred income tax assets are based upon various judgments, assumptions and estimates. We assess the realization of these deferred income tax assets on a periodic basis to determine to what extent it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized.

We determine whether it is probable that all or a portion of the deferred income tax assets will be realized, based on currently available information, including, but not limited to, the following:

•	the history of the tax loss carry-forwards and their expiry dates;
•	future reversals of temporary differences;
•	our projected earnings; and
•	tax planning opportunities.

On the reporting date, we also reassess unrecognized deferred income tax assets. We recognize a previously unrecognized deferred income tax asset to the extent that it has become probable that future taxable profit will allow the deferred income tax asset to be recovered.

We provide for future liabilities in respect of uncertain tax positions where additional tax may become payable in future periods and such provisions are based on our management's assessment of exposures. We do not recognize the full deferred income tax liability on taxable temporary differences associated with investments in subsidiaries, joint ventures and associates where we are able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. We may change our investment decision in the normal course of our business, thus resulting in additional tax liability.

New Standards and Interpretations Adopted and Not Yet Adopted

IFRS 9, Financial Instruments, referred to as “IFRS 9”, issued in July 2014, is the IASB's replacement of IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 includes requirements for recognition and measurement, impairment, derecognition and general hedge accounting. The version of IFRS 9 issued in 2014 supersedes all previous versions and is mandatorily effective for periods beginning on or after January 1, 2018 with early adoption permitted (subject to local endorsement requirements). Management has decided not to early apply IFRS 9 and is currently assessing the impacts of IFRS 9 on our consolidated financial statements.

Amendments to IFRS 11, Joint Arrangements, were issued in May 2014 and are effective for years beginning on or after January 1, 2016, to be applied prospectively. The amendments clarify that an acquisition of an interest in a joint operation that is a business should be accounted for and disclosed as a business combination in accordance with IFRS 3, Business Combinations, referred to as “IFRS 3”. Adoption of these amendments is not expected to have a significant impact on our consolidated financial statements.

Amendments to IFRS 10, Consolidated Financial Statements, and IAS 28, Investments in Associates and Joint Ventures, were issued in September 2014 and are effective for years beginning on or after January 1, 2016, to be applied prospectively. The amendments require that upon loss of control of a subsidiary during its transfer to an associate or joint venture, full gain recognition on the transfer is appropriate only if the subsidiary meets the definition of a business in IFRS 3. Otherwise, gain recognition is appropriate only to the extent of third party ownership of the associate or joint venture. Adoption of these amendments is not expected to have significant impact on our consolidated financial statements.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

We have outstanding issued guarantees held by our external trading and financial partners in connection with our global supply chain activities. As of March 31, 2015, we had issued guarantees of up to a maximum of $74.7 million, being the total potential principal amount that may be guaranteed thereunder, of which $66.0 million were outstanding and have not been recorded as liabilities in our consolidated statement of financial position. There has been no claim against the guarantees.

Transactions with Related Parties

Other than as disclosed herein, to the best of our knowledge, since January 1, 2015, there have been no material transactions or loans between our company and: (a) enterprises that directly or indirectly through one or more intermediaries control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company and close members of any such individual's family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals' families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

In the normal course of operations, we enter into transactions with related parties, which include, among others, affiliates whereby we have a significant equity interest (10% or more) in the affiliates or have the ability to influence the affiliates' or our operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. The affiliates also include certain of our directors, our President, Chief Executive Officer, Chief Financial Officer, Corporate Treasurer, Chief Operating Officer and their close family members. These related party transactions are made in arm's length transactions at normal market prices and on normal commercial terms.

We had the following transactions with related parties during the three months ended March 31, 2015:

(United States dollars in thousands)
Sales of goods	$101

As at March 31, 2015, we had $26,000 of trade receivables due from related parties, all arising in the normal course of business.

In April 2014, we entered into a share purchase agreement with the holder of the puttable instrument financial liabilities, referred to as the “Put Holder”, whereby we acquired from the Put Holder his 40% equity shares in Possehl. Upon the execution of the agreement, the puttable instrument was terminated. The purchase price consisted of 509,820 of our common shares (which would be delivered upon occurrence of an event (as defined in the agreement), the latest being in 2025) and a contingent purchase price whereby 50,000 of our common shares would be issued to the Put Holder for each year from 2014 to 2025 if Possehl achieves an annual net income milestone as computed under IFRS for the year. In June 2014, the share purchase agreement was amended whereby the 509,820 of our common shares were released to the Put Holder following the approval of the New York Stock Exchange (which was received in June 2014) and the contingent purchase price was reduced to be payable for each year from 2014 to 2024. All other terms remain unchanged. The Put Holder was appointed to our board of directors and as our President and Chief Executive Officer in May 2014. The annual target was achieved for 2014. As a result, we will issue 50,000 common shares to the Put Holder in 2015.

Financial and Other Instruments

We are exposed to various market risks from changes in interest rates, foreign currency exchange rates and equity prices that may affect our results of operations and financial condition and, consequently, our fair value. Generally, our management believes that our current financial assets and financial liabilities, due to their short-term nature, do not pose significant financial risks. We use various financial instruments to manage our exposure to various financial risks. The policies for controlling the risks associated with financial instruments include, but are not limited to, standardized company procedures and policies on matters such as hedging of risk exposures, avoidance of undue concentration of risk and requirements for collateral (including letters of credit) to mitigate credit risk. We have risk managers to perform audits and checking functions to ensure that company procedures and policies are complied with.

We use derivative instruments to manage certain exposures to currency exchange rate risks. The use of derivative instruments depends on our management's perception of future economic events and developments. These types of derivative instruments are generally highly speculative in nature. They are also very volatile, as they are highly leveraged, given that margin requirements are relatively low in proportion to their notional amounts.

Many of our strategies, including the use of derivative instruments and the types of derivative instruments selected by us, are based on historical trading patterns and correlations and our management's expectations of future events. However, these strategies may not be fully effective in all market environments or against all types of risks. Unexpected market developments may affect our risk management strategies during this time and unanticipated developments could impact our risk management strategies in the future. If any of the variety of instruments and strategies we utilize is not effective, we may incur losses.

Please refer to Note 33 of our annual consolidated financial statements for the years ended December 31, 2014, 2013 and 2012 for a qualitative and quantitative discussion of our exposure to market risks and the sensitivity analysis of interest rate, currency and other price risks at December 31, 2014. There were no material changes in our exposure to market, interest rate, currency or other price risks during the three months ended March 31, 2015.

Outstanding Share Data

Our share capital consists of an unlimited number of common shares, class A common shares, and class A preference shares, issuable in series. Our common shares are listed on the New York Stock Exchange under the symbol “MIL”. As at March 31, 2015, we had 63,092,272 common shares and 2,325,000 stock options outstanding.

Disclosure Controls and Procedures

We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in provincial securities legislation. We evaluated our disclosure controls and procedures as defined under National Instrument 52-109 – Certification of

Disclosure in Issuers, referred to as “NI 52-109”, as at March 31, 2015. This evaluation was performed by our Chief Executive Officer and Chief Financial Officer. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Changes in Internal Control over Financial Reporting

We maintain internal controls over financial reporting that have been designed to provide reasonable assurance of the reliability of external financial reporting in accordance with IFRS, as required by NI 52-109.

There were no changes in our internal control over financial reporting that occurred during the three months ended March 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Internal control over financial reporting has inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Legal Proceedings

We are subject to routine litigation incidental to our business and are named from time to time as a defendant in various legal actions arising in connection with our activities, certain of which may include large claims for punitive damages. Further, due to the size, complexity and nature of our operations, various legal and tax matters are outstanding from time to time, including a currently ongoing audit by the Canadian taxation authority of our domestic and international transactions covering the 2006 to 2010 taxation years. Currently, based upon information available to us, we do not believe any such matters would have a material adverse effect upon our financial condition or results of operations. However, due to the inherent uncertainty of litigation, we cannot provide certainty as to their outcome. If our current assessments are materially incorrect or if we are unable to resolve any of these matters favorably, there may be a material adverse impact on our financial performance, cash flows or results of operations.

Risk Factors

Statements in this report that are not reported financial results or other historical information are “forward-looking statements” within the meaning of applicable securities legislation including the Private Securities Litigation Reform Act of 1995, as amended. These statements appear in a number of different places in this report and can be identified by words such as “anticipate”, “could”, “project”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “will”, “plan”, “estimate”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook or their negative or other comparable words. Also discussions of strategy that involve risks and uncertainties share this “forward-looking” character.

Forward-looking statements include statements regarding:

•	future growth;
•	futures results of operations, performance, business prospects and opportunities;
•	our markets;
•	production, demand and prices for products and services, including iron ore, hydrocarbons and other commodities;
•	capital expenditures;
•	the economy;
•	the planned integration of newly acquired entities;
•	the anticipated benefits of new projects;
•	the anticipated plans and decisions of the operator of the mine underlying our royalty interest and sub-lease;
•	our plans to rationalize certain of our oil and gas assets; and
•	derivatives.

You are cautioned that any forward-looking statements are not guarantees and may involve risks and uncertainties. Our actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our estimates. Some of these risks and assumptions include those set forth in reports and other documents we have filed or furnished with the SEC and Canadian securities regulators including in our annual report on Form 20-F for the year ended December 31, 2014. We advise you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to us or persons acting on our behalf. Unless required by law, we do not assume any obligations to update forward-looking statements based on unanticipated events or changes to expectations. However, you should carefully review the reports and other documents we file from time to time with the SEC and Canadian securities regulators.

In addition to the risks and uncertainties set forth in our annual report on Form 20-F for the year ended December 31, 2014 filed with the SEC and Canadian securities regulators, you should also carefully consider the following risks and uncertainties in evaluating our company and our business before making any investment decisions. Our business, operating and financial condition could be harmed due to any of the following risks.

Risk Factors Relating to Our Business

Our financial results may fluctuate substantially from period to period.

We expect our business to experience significant periodic variations in its revenues and results of operations in the future. These variations may be attributed in part to the fact that our trade finance and services revenues are often earned upon the successful completion of a transaction, the timing of which is uncertain and beyond our control. In many cases, we may receive little or no payment for engagements that do not result in the successful completion of a transaction. Additionally, through our trade finance and services business, we seek to acquire undervalued assets where we can use our experience and management to realize upon the value. Often, we will hold or build upon these assets over time and we cannot predict the timing of when these assets' values may be realized. As a result, we are unlikely to achieve steady and predictable earnings, which could in turn adversely affect our financial condition and results of operations.

Our earnings and, therefore, our profitability may be affected by price volatility in our various products.

The majority of our revenue from our global supply chain business is derived from the sale of products which include metals, hydrocarbons and other materials. As a result, our earnings are directly related to the prices of these underlying products. In addition, our revenues from our iron ore and natural gas interests are directly related to the underlying prices of iron ore and certain hydrocarbons including natural gas, natural gas liquids and, to a lesser extent, oil. There are many factors influencing the price of metals, hydrocarbons and the other products of our businesses, including: expectations for inflation; global and regional demand and production; political and economic conditions; and production costs in major producing regions. These factors are beyond our control and are impossible for us to predict. Changes in the prices of iron ore, hydrocarbons, metals and the other products of our businesses may adversely affect our operating results.

A weak global economy may adversely affect our business and financial results and have a material adverse effect on our liquidity and capital resources.

Our business, by its nature, does not produce predictable earnings and it may be materially affected by conditions in the global financial markets and economic conditions generally.

Global prices for our products are influenced strongly by international demand and global economic conditions. Uncertainties or weaknesses in global economic conditions could adversely affect our business and negatively impact our financial results. In addition, the current level of international demand for certain of our products, including iron ore used in steel production, is driven largely by industrial growth in China. If the economic growth rate in China slows for an extended period of time, or if another global economic downturn were to occur, we would likely see decreased demand for such products and decreased prices, resulting in lower revenue levels and decreasing margins. We are not able to predict whether the global economic conditions will improve or worsen and the resultant impact it may have on our operations and the industry in general going forward.

Market deterioration and weakness can result in a material decline in the number and size of the transactions that we execute for our own account and for our clients and to a corresponding decline in our revenues. Any market weakness can further result in losses to the extent that we own assets in such market.

The global supply chain and trade finance and services businesses are highly competitive.

All aspects of the global supply chain and trade finance and services businesses are highly competitive and we expect them to remain so.

Our competitors include merchant and investment banks, brokerage firms, commercial banks, private equity firms, hedge funds, financial advisory firms and natural resource and mineral royalty companies. Many of our competitors have substantially greater capital and resources, including access to supply, than we do. We believe that the principal factors affecting competition in our business include transaction execution, our products and services, client relationships, reputation, innovations, credit worthiness and price. We have experienced price competition in some of our trading business.

The scale of our competitors has increased in recent years as a result of substantial consolidation. These firms have the ability to offer a wider range of products than we do, which may enhance their competitive position. They also have the ability to support their business with other financial services such as commercial lending in an effort to gain market share, which has resulted, and could further result, in pricing pressure on our businesses.

If we are unable to compete effectively with our competitors, our business and results of operations will be adversely affected.

The operation of the iron ore mine underlying our royalty interest was closed in 2014. Its operation is generally determined by a third-party operator and we currently have no decision-making power as to how the property is operated. In addition, we have no or very limited access to technical or geological data respecting the mine, including as to mineralization or reserves. The operator's failure to perform or other operating decisions could have a material adverse effect on our revenue, results of operations and financial condition.

The global supply chain segment of our business includes our indirect royalty and other interests in the Wabush iron ore mine pursuant to a mining sub-lease. The revenue derived from the interest is based on production generated by the mine's third party operator. The operator generally has the power to determine the manner in which the iron ore is exploited, including decisions to re-commence, expand, continue or reduce production from the mine, and decisions about the marketing of products extracted from the mine. The interests of the operator and our interests may not always be aligned. Our inability to control the operations of the mine can adversely affect our profitability, results of operations and financial condition. Similar adverse effects may result from any other interests we may acquire that are primarily operated by a third party operator.

In the first quarter of 2014, the operator of the Wabush iron ore mine announced that it planned to idle production of the mine by the end of the quarter as a result of increased costs and the lower iron ore pricing environment and subsequently announced that the mine was idled during the quarter. In late October 2014, the operator announced that it would be closing the mine. Please see “Business Segments – Global Supply Chain” for additional information.

To the extent grantors of royalties and other interests do not abide by their contractual obligations, we may be forced to take legal action to enforce our contractual rights. Should any such decision be determined adversely to us, such decision may have a material and adverse effect on our profitability, results of operations and financial condition.

In addition, we have no or very limited access to technical and geological data relating to the mine, including data as to reserves, nor have we received an NI 43-101 compliant technical report in respect of the mine. Accordingly, we can provide no assurances as to the level of mineralization or reserves at the mine.

If the fair values of our long-lived assets fall below our carrying values, we may be required to record non-cash impairment losses that could have a material impact on our results of operations.

We review the carrying value of long-lived assets, including our interests in natural gas and other resource properties, for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Should the markets for our products deteriorate or should we decide to invest capital differently or should other cash flow assumptions change, it is possible that we will be required to record non-cash impairment losses in the future that could have a material adverse effect on our results of operations. For example, in the year ended December 31, 2014, we recognized a non-cash impairment loss of $28.6 million (before an income tax recovery of $7.2 million) associated with our hydrocarbon properties. Similar charges could occur in the future. In addition, low hydrocarbon prices could result in significant downward revisions to our proved reserves.

The profitability of our global supply chain operations depends, in part, on the availability of adequate sources of supply.

Our global supply chain business relies on, among other things, numerous outside sources of supply for our operations. These suppliers generally are not bound by long-term contracts and will have no obligation to provide products to us in the future. In periods of low industry prices, suppliers may elect to hold inventory to wait for higher prices or intentionally slow their activities. If a substantial number of suppliers cease selling to us, we will be unable to source and/or execute transactions at desired levels and our results of operations and financial condition could be materially adversely affected.

We may face a lack of suitable acquisition, merger or other proprietary investment candidates, which may limit our growth.

In order to grow our business, we may seek to acquire, merge with or invest in new companies or opportunities. Our failure to make acquisitions or investments may limit our growth. In pursuing acquisition and investment opportunities, we face competition from other companies having similar growth and investment strategies, many of which may have substantially greater resources than us. Competition for these acquisitions or investment targets could result in increased acquisition or investment prices, higher risks and a diminished pool of businesses, services or products available for acquisition or investment.

Strategic investments or acquisitions and joint ventures, or our entry into new business areas, may result in additional risks and uncertainties in our business.

We have grown and intend to continue to grow our business both through internal expansion and through strategic investments, acquisitions or joint ventures. When we make strategic investments or acquisitions or enter into joint ventures, we expect to face numerous risks and uncertainties in combining or integrating the relevant businesses and systems, including the need to combine accounting and data processing systems and management controls and to integrate relationships with customers and business partners.

Acquisitions also frequently result in the recording of goodwill and other intangible assets, which are subject to potential impairments in the future that could have a material adverse effect on our operating results. Furthermore, the costs of integrating acquired businesses (including restructuring charges associated with the acquisitions, as well as other related costs, such as accounting, legal and investment banking fees) could significantly impact our operating results.

Although we perform due diligence on the businesses we purchase, in light of the circumstances of each transaction, an unavoidable level of risk remains regarding the actual condition of these businesses. We may not be able to ascertain the value or understand the potential liabilities of the acquired businesses and their operations until we assume operating control of these businesses.

Furthermore, any acquisitions of businesses or facilities, including our recent acquisitions of FESIL and Elsner, could entail a number of risks, including:

•	problems with the effective integration of operations;
•	inability to maintain key pre-acquisition business relationships;
•	increased operating costs;
•	exposure to substantial unanticipated liabilities;
•	difficulties in realizing projected efficiencies, synergies and cost savings;
•	the risks of entering markets in which we have limited or no prior experience; and
•	the possibility that we may be unable to recruit additional managers with the necessary skills to supplement the management of the acquired businesses.

In addition, geographic and other expansions, acquisitions or joint ventures may require significant managerial attention, which may be diverted from our other operations. If we are unsuccessful in overcoming these risks, our business, financial condition or results of operations could be materially and adversely affected.

The industries in which we operate may be affected by disruptions beyond our control.

Our global supply chain operations include direct or indirect investments in assets, such as smelting, refining, mining, processing and hydrocarbon operations. Transport disruption, weather and natural disasters such as hurricanes and flooding, unexpected maintenance problems, collapse or damage to mines or wells, unexpected geological variations, labour disruptions and changes in laws and regulations relating to occupational safety, health and environmental matters are some of the factors that may adversely affect our financial condition and results of operations. These factors can affect costs at particular assets for varying periods. In addition, smelting, refining, mining, processing and hydrocarbon operations also rely on key inputs, such as labour, spare parts, fuel and electricity. Disruption to the supply of key inputs, or changes in their pricing, may have a significant adverse impact on our future results.

Our global supply chain activities are subject to counterparty risks associated with performance of obligations by our counterparties and suppliers.

Our business is subject to commercial risks, which include counterparty risk, such as failure of performance by our suppliers and failure of payment by our trading customers in our global supply chain business. We seek to reduce the risk of supplier non-performance by requiring credit support from creditworthy financial institutions where appropriate. We attempt to reduce the risk of non-payment by customers or other counterparties by imposing limits on open accounts extended to creditworthy customers and imposing credit support requirements for other customers. Nevertheless, we are exposed to the risk that parties owing us or our clients and other financial intermediaries may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. These counterparty obligations may arise, for example, from placing deposits, the extension of credit in trading and investment activities and participation in payment, securities and supply chain transactions on our behalf and as an agent on behalf of our clients. If any such counterparties default on their obligations, our business, results of operations, financial condition and cash flow could be adversely affected.

Larger and more frequent capital commitments in our global supply chain business increase the potential for significant losses.

We may enter into large transactions in which we commit our own capital as part of our global supply chain business to facilitate client trading activities. The number and size of these large transactions may materially affect our results of operations in a given period. Market fluctuations may also cause us to incur significant losses from our trading activities. To the extent that we own assets (i.e., have long positions), a downturn in the value of those assets or in the markets in which those assets are traded could result in losses. Conversely, to the extent that we have sold assets we do not own (i.e., have short positions) in any of those markets, an upturn in those markets could expose us to potentially large losses as we attempt to cover our short positions by acquiring assets in a rising market.

We are subject to transaction risks that may have a material adverse effect on our business, results of operations, financial condition and cash flow.

We manage transaction risks through allocating and monitoring our capital investments in circumstances where the risk to our capital is minimal, carefully screening clients and transactions and engaging qualified personnel to manage transactions. Nevertheless, transaction risks can arise from, among other things, our global supply chain and trade finance and services activities. These risks include market and credit risks associated with our trade finance and services operations. We intend to make investments in highly unstructured situations and in companies undergoing severe financial distress and such investments often involve severe time constraints. These investments may expose us to significant transaction risks. An unsuccessful investment may result in the total loss of such investment and may have a material adverse effect on our business, results of operations, financial condition and cash flow.

Our risk management strategies may leave us exposed to unidentified or unanticipated risks that could impact our risk management strategies in the future and could negatively affect our results of operations and financial condition.

We use a variety of instruments and strategies to manage exposure to various types of risks. For example, we use derivative foreign exchange contracts to manage our exposure and our clients' exposure to foreign currency exchange rate risks. If any of the variety of instruments and strategies we utilize to manage our exposure to various types of risk are not effective, we may incur losses. Many of our strategies are based on historical trading patterns and correlations. However, these strategies may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk. Unexpected market developments may affect our risk management strategies and unanticipated developments could impact our risk management strategies in the future.

Derivative transactions may expose us to unexpected risk and potential losses.

We, from time to time, enter into derivative transactions that require us to deliver to the counterparty the underlying security, loan or other obligation in order to receive payment. Such derivative transactions may expose us to unexpected market, credit and operational risks that could cause us to suffer unexpected losses. Severe declines in asset values, unanticipated credit events or unforeseen circumstances may create losses from risks not appropriately taken into account in the structuring and/or pricing of a derivative transaction. In a number of cases, we may not hold the underlying security, loan or other obligation and may have difficulty obtaining, or be unable to obtain, the underlying security, loan or other obligation through the physical settlement of other transactions. As a result, we are subject to the risk that we may not be able to obtain the security, loan or other obligation within the required contractual time frame for delivery. This could cause us to forfeit the payments due to us under these contracts or result in settlement delays with the attendant credit and operational risk as well as increased costs to us.

Fluctuations in interest rates and foreign currency exchange rates may affect our results of operations and financial condition.

Fluctuations in interest rates may affect the fair value of our financial instruments sensitive to interest rates. An increase or decrease in market interest rates may result in changes to the fair value of our fixed interest rate financial instrument liabilities, thereby resulting in a reduction in the fair value of our equity. Similarly, fluctuations in foreign currency exchange rates may affect the fair value of our financial instruments sensitive to foreign currency exchange rates.

Our operations and infrastructure may malfunction or fail.

Our business is highly dependent on our ability to process, on a daily basis, a number of transactions across diverse markets and the transactions we process have become increasingly complex. The inability of our systems to accommodate an increasing volume of transactions could also constrain our ability to expand our businesses. If any of these systems do not operate properly or are disabled, or if there are other shortcomings or failures in our internal processes, people or systems, we could suffer impairments, financial loss, a disruption of our businesses, liability to clients, regulatory intervention or reputational damage.

The exploration and development of mining and resource properties is inherently dangerous and subject to risks beyond our control.

Companies engaged in resource activities are subject to all of the hazards and risks inherent in exploring and developing natural resource projects. These risks and uncertainties include, but are not limited to, environmental hazards, industrial accidents, labour disputes, increases in the cost of labour, social unrest, fires, changes in the regulatory environment, impact of non-compliance with laws and regulations, explosions, encountering unusual or unexpected geological formations or other geological or grade problems, unanticipated metallurgical characteristics or less than expected mineral recovery, encountering unanticipated ground or water conditions, cave-ins, pit wall failures, flooding, rock bursts, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, seismic activity, other natural disasters or unfavourable operating conditions and losses. Should any of these risks or hazards affect a company's exploration or development activities, they may: (i) cause the cost of development or production to increase to a point where it would no longer be economic to produce the metal or other resource from the company's resources or expected reserves; (ii) result in a write down or write-off of the carrying value of one or more projects; (iii) cause delays or stoppage of mining or processing; (iv) result in the destruction of properties, processing facilities or third party facilities necessary for operations; (v) cause personal injury or death and related legal liability; or (vi) result in the loss of insurance coverage. The occurrence of any of above mentioned risks or hazards could result in an interruption or suspension of operation of the properties in which we hold an interest or any other properties we acquire in the future and have a material and adverse effect on our results of operations and financial condition.

Our natural gas and related operations are subject to inherent risks and hazards.

There are many operating risks and hazards inherent in exploring for, producing, processing, and transporting natural gas and oil. Drilling operations may encounter unexpected formations or pressures that could cause damage to equipment or personal injury and fires, explosions, blowouts, spills, or other accidents may occur. Additionally, we could experience interruptions to, or the termination of, drilling, production, processing, and transportation activities due to bad weather, natural disasters, delays in obtaining governmental approvals or consents, insufficient storage or transportation capacity, or other geological and mechanical conditions. Any of these events that result in a shutdown or slowdown of operations would adversely affect our business. While close well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Mineral resource calculations are only estimates.

Any figures presented for mineral resources in this document are only estimates. There are numerous uncertainties inherent in estimating mineral resources. Such estimates are subjective, and the accuracy of mineral resource estimation is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. These amounts are estimates only and the actual level of recovery of minerals from such deposits may be different. Differences between our assumptions, including economic assumptions such as mineral prices, market conditions and actual events, could have a material adverse effect on our mineral reserve and mineral resource estimates, financial position and results of operation. No assurance can be given that any mineral resource estimates will be ultimately reclassified as reserves.

Estimates of natural gas and oil reserves involve uncertainty.

Estimates of natural gas and oil reserves involve a great deal of uncertainty because they depend upon the reliability of available geologic and engineering data, which is inherently imprecise. Geologic and engineering data are used to determine the probability that an oil and gas reservoir exists at a particular location and whether hydrocarbons are recoverable from the reservoir. The probability of the existence and recoverability of reserves is less than 100% and actual recoveries may be materially different from estimates.

Such estimates require numerous assumptions relating to operating conditions and economic factors, including the prices of natural gas, NGLs and oil, availability of investment capital, recovery costs, the availability of enhanced recovery techniques, the ability to market production, and governmental and other regulatory factors, such as taxes, royalty rates, and environmental laws. A change in one or more of these factors could result in known quantities of natural gas and oil previously estimated becoming unrecoverable. Each of these factors also impacts recovery costs and production rates. In addition, estimates of reserves that are prepared by different independent engineers, or by the same engineers at different times, may vary substantially.

As at December 31, 2014, approximately 23% of our total estimated proved reserves (by volume) were undeveloped. These reserve estimates reflect our plans to complete development activities to convert our proved undeveloped reserves into developed reserves. Such development may not occur as scheduled and results may not be as estimated. If we elect not to develop these proved undeveloped reserves, or if we are not otherwise able to successfully develop them, we will be required to remove the associated volumes from our reported proved reserves. In addition, SEC rules require that, subject to limited exceptions, proved undeveloped reserves may only be disclosed if they relate to wells scheduled to be drilled within five years of initial booking thereof. We may be required to remove such proved and undeveloped reserves if we do not develop them within the required five-year timeframe. Such removal may significantly reduce the quantity and present value of our reported oil and gas reserves.

Certain of our proved undeveloped reserves are, or may in the future be, subject to third-party operating agreements, including farm-out and participation agreements. While such third-party arrangements may provide for committed expenditures and/or drilling activities, our ability to convert such proved undeveloped reserves within the required timeframe may be subject to operating decisions of such operators and the results of development activities conducted by such third-parties, which may not be entirely within our control.

Our natural gas and other hydrocarbon production may decline in the future as a result of declines in reserves.

The rate of production from our natural gas and oil properties generally declines as reserves are depleted. Except to the extent we acquire interests in additional properties containing proved reserves, conduct successful exploration and development activities or, through engineering studies, optimize production performance or identify additional reserves, our proved reserves will decline materially as natural gas, NGLs and oil are produced. Accordingly, to the extent we are not successful in replacing such production, our future revenues will decline.

Creating and maintaining an inventory of prospects for future production depends on many factors, including:

•	obtaining rights to explore for, develop and produce hydrocarbons in promising areas;
•	drilling success;
•	the ability to complete long lead-time, capital-intensive projects timely and on budget;
•	the ability to find or acquire additional proved reserves at acceptable costs; and
•	the ability to fund such activity.

Our global supply chain operations are subject to environmental laws and regulations that may increase the costs of doing business and may restrict such operations.

All phases of a resource business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of government laws and regulations. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Compliance with such laws and regulations can require significant expenditures, and a breach may result in the imposition of fines and penalties, which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. Any breach of environmental legislation by the operator of properties underlying our interests or by us, as an owner or operator of a property, could have a material impact on the viability of the relevant property and impair the revenue derived from the owned property or applicable royalty or other interest, which could have a material adverse effect on our results of operations and financial condition. Further, environmental hazards may exist on the properties on which we hold interests, which are unknown to us at present and have been caused by previous or existing owners or operators of the properties.

Failure to comply with applicable laws, regulations or permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource operations or in the exploration or development of resource properties may also be required to compensate those suffering loss or damage by reason of the mining activities and may be subject to civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

We may not be fully insured against certain environmental risks, either because such insurance is not available or because of high premium costs. In particular, insurance against risks from environmental pollution occurring over time, as opposed to sudden and catastrophic damages, is not available on economically reasonable terms. Accordingly, our properties may be subject to liability due to hazards that cannot be insured against or that have not been insured against due to prohibitive premium costs or for other reasons.

Future environmental and reclamation obligations respecting our resource properties and interests may be material.

We have not established a separate reclamation fund for the purpose of funding estimated future environmental and reclamation obligations. Any site reclamation or abandonment costs incurred in the ordinary course in a specific period will be funded out of cash flow from operations. It is not possible for us to predict our ability to fully fund the cost of all of our future environmental, abandonment and reclamation obligations. We expect to incur site restoration costs over a prolonged period as wells reach the end of their economic life. There are significant uncertainties related to decommissioning obligations, and the impact on the financial statements could be material. The eventual timing of and costs for these asset retirement obligations could differ from current estimates.

The main factors that could cause expected cash flows to change are:

•	changes to laws and legislation;
•	construction of new facilities;
•	changes in the reserve estimates and the resulting amendments to the life of the reserves for our hydrocarbon operations; and
•	changes in technology.

We or the operators of our current and any future resource interests may not be able to secure required permits and licenses.

Operations underlying our resource interests may require licenses and permits from various governmental authorities. There can be no assurance that we or the operator of any given project will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development or other resource operations.

There can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favourable and, as a result, we may have to raise additional capital through the issuance of additional equity, which will result in dilution to our shareholders.

There can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further business activities. We may require new capital to grow our business and there are no assurances that capital will be available when needed, if at all. It is likely such additional capital will be raised through the issuance of additional equity, which would result in dilution to our shareholders.

Limitations on our access to capital could impair our liquidity and our ability to conduct our businesses.

Liquidity, or ready access to funds, is essential to companies engaged in our businesses. Failures of financial firms have often been attributable in large part to insufficient liquidity. Liquidity is of particular importance to our global supply chain business and perceived liquidity issues may affect our clients' and counterparties' willingness to engage in transactions with us. Our liquidity could be impaired due to circumstances that we may be unable to control, such as a general market disruption or an operational problem that affects our clients, counterparties, our lenders or us. Further, our ability to sell assets may be impaired if other market participants are seeking to sell similar assets at the same time.

We may substantially increase our debt in the future.

It may be necessary for us to obtain financing with banks or financial institutions to provide funds for working capital, capital purchases, potential acquisitions and business development. However, because of our cash flow position, we do not expect that we will have any immediate need to obtain additional financing. Interest costs associated with any debt financing may adversely affect our profitability. Further, the terms on which amounts may be borrowed – including standard financial covenants regarding the maintenance of financial ratios, the prohibition against engaging in major corporate transactions or reorganizations and the payment of dividends – may impose additional constraints on our business operations and our financial strength.

As a result of our global operations, we are exposed to political, economic, legal, operational and other risks that could adversely affect our business, results of operations, financial condition and cash flow.

In conducting our business in major markets around the world, we are subject to political, economic, legal, operational and other risks that are inherent in operating in other countries. These risks range from difficulties in settling transactions in emerging markets to possible nationalization, expropriation, price controls and other restrictive governmental actions, and terrorism. We also face the risk that exchange controls or similar restrictions imposed by foreign governmental authorities may restrict our ability to convert local currency received or held by us in their countries into Swiss francs, Canadian dollars, Euros or other hard currencies or to take those other currencies out of those countries. If any of these risks become a reality, our business, results of operations, financial condition and cash flow could be negatively impacted.

We are exposed to litigation risks in our business that are often difficult to assess or quantify and we could incur significant legal expenses every year in defending against litigation.

We are exposed to legal risks in our business and the volume and amount of damages claimed in litigation against financial intermediaries are increasing. These risks include potential liability under securities or other laws for materially false or misleading statements made in connection with securities and other transactions, potential liability for advice we provide to participants in corporate transactions and disputes over the terms and conditions of complex trading arrangements. We also face the possibility that counterparties in complex or risky trading transactions will claim that we improperly failed to tell them of the risks involved or that they were not authorized or permitted to enter into such transactions with us and that their obligations to us are not enforceable. During a prolonged market downturn, we expect these types of claims to increase. We are also exposed to legal risks in our trade finance and proprietary investing activities.

We seek to invest in undervalued businesses or assets often as a result of financial, legal, regulatory or other distress affecting them. Investing in distressed businesses and assets can involve us in complex legal issues relating to priorities, claims and other rights of stakeholders. These risks are often difficult to assess or quantify and their existence and magnitude often remains unknown for substantial periods of time. We may incur significant legal and other expenses in defending against litigation involved with any of these risks and may be required to pay substantial damages for settlements and/or adverse judgments. Substantial legal liability or significant regulatory action against us could have a material adverse effect on our financial condition and results of operations.

We rely significantly on the skills and experience of our executives and the loss of any of these individuals may harm our business.

Our future success depends to a significant degree on the skills, experience and efforts of our executives and the loss of their services may compromise our ability to effectively conduct our business. We do not maintain “key person” insurance in relation to any of our employees.

We may experience difficulty attracting and retaining qualified management and technical personnel to efficiently operate our business and the failure to operate our business effectively could have a material adverse effect on our profitability, financial condition and results of operations.

We are dependent upon the continued availability and commitment of our management, whose contributions to immediate and future operations are of significant importance. The loss of any such management could negatively affect our business operations. From time to time, we will also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate our business. The number of persons skilled in the acquisition, exploration and development of royalties and interests in natural resource properties is limited, and competition for such persons is intense. Recruiting and retaining qualified personnel is critical to our success and there can be no assurance of our ability to attract and retain such personnel. If we are not successful in attracting and retaining qualified personnel, our ability to execute our business model and growth strategy could be affected, which could have a material and adverse impact on our profitability, results of operations and financial condition.

Certain of our directors and officers may, from time to time, serve in similar positions with other public companies, which may put them in a conflict position with us from time to time.

Certain of our directors and officers may, from time to time, serve as directors or officers of other companies involved in similar businesses to us, and, to the extent that such other companies may participate in the same ventures in which we may seek to participate, such directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In all cases where our directors and officers have an interest in other companies, such other companies may also compete with us in the global supply chain and trade finance and services businesses. Such conflicts of our directors and officers may result in a material and adverse effect on our results of operations and financial condition.

We conduct business in countries with a history of corruption and transactions with foreign governments and doing so increases the risks associated with our international activities.

As we operate internationally, we are subject to the United States' Foreign Corrupt Practices Act and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by the United States and other business entities that have securities registered in the United States for the purpose of obtaining or retaining business. We have operations and agreements with third parties in countries known to experience corruption. Further international expansion may involve more exposure to such practices. Our activities in these countries create the risk of unauthorized payments or offers of payments by our employees or consultants that could be in violation of various laws including the Foreign Corrupt Practices Act, even though these parties are not always subject to our control. It is our policy to implement safeguards to discourage these practices by our employees and consultants. However, our existing safeguards and any future improvements may prove to be less than effective and our employees or consultants may engage in conduct for which we might be held responsible. Violations of the Foreign Corrupt Practices Act may result in criminal or civil sanctions and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition.

Employee misconduct could harm us and is difficult to detect and deter.

It is not always possible to detect and deter employee misconduct. The precautions we take to detect and prevent employee misconduct may not be effective in all cases and we could suffer significant reputational and economic harm for any misconduct by our employees. The potential harm to our reputation and to our business caused by such misconduct is impossible to quantify.

We may incur losses as a result of unforeseen or catastrophic events, including the emergence of a pandemic, terrorist attacks or natural disasters.

The occurrence of unforeseen or catastrophic events, including the emergence of a pandemic or other widespread health emergency (or concerns over the possibility of such an emergency), terrorist attacks or natural disasters, could create economic and financial disruptions, could lead to operational difficulties (including travel limitations) that could impair our ability to manage our business and could expose our insurance subsidiaries to significant losses.

Failures or security breaches of our information technology systems could disrupt our operations and negatively impact our business.

We use information technologies, including information systems and related infrastructure as well as cloud application and services, to store, transmit, process and record sensitive information, including employee information and financial and operating data, communicate with our employees and business partners, analyze seismic and drilling information, estimate quantities of oil and gas reserves and for many other activities related to our business. Our business partners, including operating partners, suppliers, customers and financial institutions, are also dependent on digital technology. Some of these business partners may be provided limited access to our sensitive information or our information systems and related infrastructure in the ordinary course of business.

Despite security design and controls, our information technology systems, and those of our third party partners and providers, may be vulnerable to a variety of interruptions, including during the process of upgrading or replacing software, databases or components thereof, natural disasters, terrorist attacks, telecommunications failures, computer viruses, cyber-attacks, hackers, unauthorized access attempts and other security issues or may be breached due to employee error, malfeasance or other disruptions. Any such interruption or breach could result in operational disruptions or the misappropriation of sensitive data that could subject us to civil and criminal penalties, litigation or have a negative impact on our reputation. There can be no assurance that such disruptions or misappropriations and the resulting repercussions will not negatively impact our cash flows and materially affect our results of operations or financial condition.

General Risks Faced by Us

Investors' interests may be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

Our constating documents authorize the issuance of our common shares, Class A common shares and Class A preference shares, issuable in series. In the event that we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors' interests in us will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we issue any such additional shares, such issuances will also cause a reduction in the proportionate ownership of all other shareholders. Further, any such issuance may result in a change of control of our company.

Certain factors may inhibit, delay or prevent a takeover of our company, which may adversely affect the price of our common shares.

Certain provisions of our charter documents and the corporate legislation which govern us may discourage, delay or prevent a change of control or changes in our management that shareholders may consider favourable. Such provisions include authorizing the issuance by our board of directors of preferred stock in series, limiting the persons who may call special meetings of shareholders and the adoption of an advance notice policy. In addition, the Investment Canada Act imposes certain limitations on the rights of non-Canadians to acquire our common shares, although it is highly unlikely that this will apply. If a change of control or change in management is delayed or prevented, the market price of our common shares could decline.

Additional Information

We file annual and other reports, proxy statements and other information with certain Canadian securities regulatory authorities and with the SEC in the United States. The documents filed with the SEC are available to the public from the SEC's website at http://www.sec.gov. The documents filed with the Canadian securities regulatory authorities are available at http://www.sedar.com.

UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

March 31, 2015

UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, MFC Industrial Ltd. discloses that its auditors have not reviewed the unaudited financial statements for the period ended March 31, 2015.

NOTICE TO READER OF THE INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

The preparation of accompanying interim condensed consolidated statements of financial position of MFC Industrial Ltd. as at March 31, 2015 and the related condensed consolidated statements of operations, comprehensive income, changes in equity and cash flows for the three and nine months then ended is the responsibility of management. These condensed consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of MFC Industrial Ltd.

The interim condensed consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with IFRS.

MFC INDUSTRIAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Unaudited)
(United States Dollars in Thousands)

	March 31, 2015	December 31, 2014
ASSETS
Current Assets
Cash and cash equivalents	$331,282	$297,294
Short-term cash deposits	142	159
Securities	226	250
Restricted cash	456	555
Trade receivables	137,615	161,674
Other receivables	36,312	41,392
Inventories	194,205	212,577
Real estate held for sale	10,690	12,043
Deposits, prepaid and other	8,192	7,745
Assets held for sale	118,214	131,115
Total current assets	837,334	864,804
Non-current Assets
Restricted cash	2,903	—
Securities	824	723
Securities, restricted	184	205
Equity method investments	33,684	31,836
Property, plant and equipment	99,965	105,878
Interests in resource properties	300,949	348,112
Hydrocarbon probable reserves	39,931	43,655
Hydrocarbon unproved lands	19,616	23,757
Accrued pension assets, net	953	1,174
Deferred income tax assets	16,163	23,991
Other	12,902	14,245
Other, restricted	270	304
Total non-current assets	528,344	593,880
	$1,365,678	$1,458,684
LIABILITIES AND EQUITY
Current Liabilities
Short-term bank borrowings	$215,153	$161,340
Debt, current portion	49,066	56,976
Account payables and accrued expenses	95,708	138,222
Dividends payable	—	3,786
Income tax liabilities	2,736	4,274
Liabilities relating to assets held for sale	13,382	15,346
Total current liabilities	376,045	379,944
Long-term Liabilities
Debt, less current portion	227,822	256,148
Deferred income tax liabilities	10,024	10,216
Decommissioning obligations	82,820	129,557
Accrued pension obligations, net	3,386	3,732
Other	7,307	7,651
Total long-term liabilities	331,359	407,304
Total liabilities	707,404	787,248
Equity
Capital stock, fully paid	384,257	384,257
Treasury stock	(68,980)	(68,980)
Contributed surplus	14,994	14,994
Retained earnings	393,367	387,053
Accumulated other comprehensive loss	(66,717)	(46,936)
Shareholders' equity	656,921	670,388
Non-controlling interests	1,353	1,048
Total equity	658,274	671,436
	$1,365,678	$1,458,684

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC INDUSTRIAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months Ended March 31, 2015 and 2014
(Unaudited)
(United States Dollars in Thousands, Except Per Share Amounts)

	2015	2014
Net sales	$331,434	$229,147
Equity income	3,088	2,228
Gross revenues	334,522	231,375

Costs and Expenses:
Costs of sales and services	303,371	197,549
Selling, general and administrative	17,336	17,375
Finance costs	4,789	3,696
	325,496	218,620

Income from operations	9,026	12,755

Other items:
Exchange differences on foreign currency transactions	1,243	(3,833)
Change in fair value of puttable instrument financial liabilities	—	(110)

Income before income taxes	10,269	8,812
Income tax expense:
Income taxes	(3,533)	(1,931)
Resource property revenue taxes	(131)	(582)
	(3,664)	(2,513)
Net income for the period	6,605	6,299
Net income attributable to non-controlling interests	(291)	(498)
Net income attributable to owners of the parent company	$6,314	$5,801

Basic earnings per share	$0.10	$0.09
Diluted earnings per share	$0.10	$0.09

Weighted average number of common shares outstanding
– basic	63,142,272	62,552,126
– diluted	63,142,272	62,552,212

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC INDUSTRIAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
For the Three Months Ended March 31, 2015 and 2014
(Unaudited)
(United States Dollars in Thousands)

	2015	2014
Net income for the period	$6,605	$6,299
Other comprehensive loss, net of income taxes:
Exchange differences arising from translating financial statements of foreign operations and United States dollar reporting	(19,683)	(13,326)
Fair value gain on available-for-sale securities, net	124	168
Remeasurement of net defined benefit liabilities	(208)	305
	(19,767)	(12,853)
Total comprehensive loss for the period	(13,162)	(6,554)
Comprehensive income attributable to non-controlling interests	(305)	(509)
Comprehensive loss attributable to owners of the parent company	$(13,467)	$(7,063)
Other comprehensive loss, net of income taxes, comprised amounts:
will not be reclassified subsequently to profit or loss	$402	$3,488
will be reclassified subsequently to profit or loss when specific conditions are met	(20,169)	(16,341)
	$(19,767)	$(12,853)

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC INDUSTRIAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Three Months Ended March 31, 2015 and 2014
(Unaudited)
(United States Dollars in Thousands)

	Capital Stock		Treasury Stock		Contributed Surplus			Accumulated Other Comprehensive Income (Loss)
	Number of Shares	Amount	Number of Shares	Amount	Share- based Compen- sation	Contingently Issuable Shares	Retained Earnings	Available- for-sale Securities	Defined Benefit Obligations	Currency Translation Adjustment	Share- holders' Equity	Non- controlling Interests	Total Equity
Balance at December 31, 2014	68,042,082	$384,257	(4,949,810)	$(68,980)	$13,336	$1,658	$387,053	$(42)	$1,245	$(48,139)	$670,388	$1,048	$671,436
Net income	—	—	—	—	—	—	6,314	—	—	—	6,314	291	6,605
Net fair value gain	—	—	—	—	—	—	—	124	—	—	124	—	124
Net loss on remeasurements	—	—	—	—	—	—	—	—	(208)	—	(208)	—	(208)
Net exchange differences	—	—	—	—	—	—	—	—	—	(19,697)	(19,697)	14	(19,683)
Balance at March 31, 2015	68,042,082	$384,257	(4,949,810)	$(68,980)	$13,336	$1,658	$393,367	$82	$1,037	$(67,836)	$656,921	$1,353	$658,274
Balance at December 31, 2013	67,501,936	$383,116	(4,949,810)	$(68,980)	$13,037	$—	$398,448	$81	$2,330	$(28,462)	$699,570	$171	$699,741
Net income	—	—	—	—	—	—	5,801	—	—	—	5,801	498	6,299
Dividends payable	—	—	—	—	—	—	(3,753)	—	—	—	(3,753)	(656)	(4,409)
Net fair value gain	—	—	—	—	—	—	—	168	—	—	168	—	168
Net gain on remeasurements	—	—	—	—	—	—	—	—	305	—	305	—	305
Net exchange differences	—	—	—	—	—	—	—	—	—	(13,337)	(13,337)	11	(13,326)
Balance at March 31, 2014	67,501,936	$383,116	(4,949,810)	$(68,980)	$13,037	$—	$400,496	$249	$2,635	$(41,799)	$688,754	$24	$688,778
Total Comprehensive Income (Loss) for the Three Months Ended March 31:	Owners of the parent company	Non- controlling interests	Total
2015	$(13,467)	$305	$(13,162)
2014	(7,063)	509	(6,554)

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC INDUSTRIAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three Months Ended March 31, 2015 and 2014
(Unaudited)
(United States Dollars in Thousands)

	2015	2014
Cash flows from operating activities:
Net income for the period	$6,605	$6,299
Adjustments for:
Amortization, depreciation and depletion	4,566	5,185
Exchange differences on foreign currency transactions	(1,243)	3,833
Loss (gain) on short-term securities	22	(621)
Deferred income taxes	3,134	1,364
Equity income	(3,088)	(2,228)
Market value (increase) decrease on commodity inventories	(228)	153
Interest accretion	337	864
Change in fair value of puttable instrument financial liabilities	—	110
Gain on sale of assets	(7,022)	—
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Short-term cash deposits	—	4,189
Short-term securities	1	85
Restricted cash	(2,988)	(676)
Receivables	15,663	(8,410)
Inventories	(5,404)	15,148
Deposits, prepaid and other	1,577	(565)
Short-term bank borrowings	75,338	34,655
Account payables and accrued expenses	(28,439)	(26,957)
Income tax liabilities	(1,253)	3
Decommissioning obligations	(266)	(473)
Accrued pension assets, net of obligations	74	(274)
Other	(513)	(348)
Cash flows provided by operating activities	56,873	31,336
Cash flows from investing activities:
Purchases of property, plant and equipment, net	(949)	(282)
Purchases of hydrocarbon assets, net	(435)	(1,265)
Purchases of long-term investments	(440)	(240)
Distributions from joint ventures, net	1,460	1,865
Acquisition of subsidiaries, net of cash acquired	—	20,351
Other	(404)	—
Cash flows (used in) provided by investing activities	(768)	20,429
Cash flows from financing activities:
Debt repayment	(7,276)	(312)
Debt borrowing	6,247	—
Repayment to a customer	—	(22,166)
Dividends paid to shareholders	(3,786)	—
Dividends paid to non-controlling interests	—	(656)
Cash flows used in financing activities	(4,815)	(23,134)
Exchange rate effect on cash and cash equivalents	(17,302)	(4,640)
Increase in cash and cash equivalents	33,988	23,991
Cash and cash equivalents, beginning of period	297,294	332,173
Cash and cash equivalents, end of period	$331,282	$356,164
Cash and cash equivalents at end of period consisted of:
Cash	$230,315	$266,129
Money market and highly liquid funds	100,967	90,035
	$331,282	$356,164

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2015
(Unaudited)

Note 1.   Nature of Business

MFC Industrial Ltd. (“MFC Industrial” or the “Company”) is incorporated under the laws of British Columbia, Canada. MFC Industrial is a global supply chain company which utilizes innovative finance alongside sophisticated customized structured solutions to facilitate the working capital and other requirements of its customers.

In April 2014, the Company, through its Austrian subsidiary, completed the acquisition of a 100% interest in FESIL AS (“FESIL”). The FESIL group is a vertically integrated supply chain management company with a production facility in Norway, sales companies in Germany, Luxembourg, Spain, United States and China, and a 33%-owned associate which owns quartz quarries in Spain. The Company has consolidated the operations of the FESIL group since April 1, 2014.

In March 2014, the Company, also through its Austrian subsidiary, acquired a 100% interest in F.J. Elsner & Co. GmbH (“Elsner”), a global supply chain company focused on steel and related products. The Company has consolidated the operations of the Elsner group since March 31, 2014.

Note 2.   Basis of Presentation and Significant Accounting Policies

These condensed consolidated financial statements include the accounts of MFC Industrial and entities it controls (collectively, the “Group”). The presentation currency of these consolidated financial statements is the United States of America (the “U.S.”) dollar ($), as rounded to the nearest thousand (except per share amounts).

This interim financial report has been prepared by MFC Industrial in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). The Group's interim financial statements for the three months ended March 31, 2015 are in compliance with IAS 34, Interim Financial Reporting (“IAS 34”). The same accounting policies and methods of computation are followed in the interim financial statements as compared with the most recent annual financial statements. In accordance with IAS 34, certain information and footnote disclosure normally included in annual financial statements have been omitted or condensed.

The measurement procedures to be followed in an interim financial report are designed to ensure that the resulting information is reliable and that all material financial information that is relevant to an understanding of the financial position or performance of the Group is appropriately disclosed. While measurements in both annual and interim financial reports are often based on reasonable estimates, the preparation of the interim financial report generally requires a greater use of estimation methods than the annual financial report.

In the opinion of MFC Industrial, its unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary in order to present a fair statement of the results of the interim periods presented. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in MFC Industrial's latest annual report on Form 20-F. The results for the periods presented herein are not indicative of the results for the entire year. The revenues from the Group's global supply chain activities involve seasonality and cyclicality.

Note 3.   Accounting Policy Developments

Future accounting changes

IFRS 9, Financial Instruments, (“IFRS 9”) issued in July 2014 is the IASB's replacement of IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 includes requirements for recognition and measurement, impairment, derecognition and general hedge accounting. The version of IFRS 9 issued in 2014 supersedes all previous versions and is mandatorily effective for periods beginning on or after January 1, 2018 with early adoption permitted (subject to local endorsement requirements). Management has decided not to early apply IFRS 9 and is currently assessing the impacts of IFRS 9 on the Group's consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), specifies how and when an entity will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides a single, principles based five-step model to be applied to all contracts with customers. IFRS 15 was issued in May 2014 and applies to annual reporting periods beginning on or after January 1, 2017. Management is currently assessing the impacts of IFRS 15 on the Group's consolidated financial statements.

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2015
(Unaudited)

Note 3.   Accounting Policy Developments (continued)

Amendments to IFRS 11 were issued in May 2014 and are effective for years beginning on or after January 1, 2016, to be applied prospectively. The amendments clarify that an acquisition of an interest in a joint operation that is a business should be accounted for and disclosed as a business combination in accordance with IFRS 3, Business Combinations, (“IFRS 3”). Adoption of these amendments is not expected to have a significant impact on the Company's consolidated financial statements.

Amendments to IFRS 10 and IAS 28 were issued in September 2014 and are effective for years beginning on or after January 1, 2016, to be applied prospectively. The amendments require that upon loss of control of a subsidiary during its transfer to an associate or joint venture, full gain recognition on the transfer is appropriate only if the subsidiary meets the definition of a business in IFRS 3. Otherwise, gain recognition is appropriate only to the extent of third party ownership of the associate or joint venture. Adoption of these amendments is not expected to have significant impact on the Company's consolidated financial statements.

Note 4.   Business Segment Information

The Group is primarily in the global supply chain business.

The Group utilizes innovative finance alongside sophisticated customized structured solutions to facilitate the working capital and other requirements of its customers. Its integrated operations include a wide range of products such as metals, ceramics, minerals, natural gas, oil, various steel products and ferro-alloys, chemicals, food and beverage additives, animal feed and wood products, which are supported by our captive sources through strategic investments and other sources secured by the Group from third parties.

In reporting to management, the Group's operating results are categorized into the following operating segments: global supply chain, trade finance and services and all other segments.

Basis of Presentation

In reporting segments, certain of the Group's business lines have been aggregated where they have similar economic characteristics and are similar in each of the following areas: (i) the nature of the products and services; (ii) the methods of distribution, and (iii) the types or classes of customers/clients for the products and services.

The global supply chain segment includes supply chain products and services, as well as the related producing, processing and extracting activities. It also includes royalty income from the Group's interests in resource properties.

The trade finance and services segment includes proprietary investing and provision of financial services. The Group seeks investments in many industries, emphasizing those business opportunities where the perceived intrinsic value is not properly recognized. The Group uses its financial and management expertise to add or unlock value within a relative short time period. The trade finance and services business also provides supply chain structured solutions.

The all other segment includes the Group's corporate and operating segments whose quantitative amounts do not exceed 10% of any of the Group's (a) reported revenue, (b) net income or (c) total assets. The Group's all other operating segment primarily includes business activities in medical equipment, instruments, supplies and services.

The accounting policies of the Group's operating segments are the same as those described in the summary of significant accounting policies. The chief operating decision maker evaluates performance on the basis of income or loss from operations before income taxes and does not consider acquisition accounting adjustments in assessing the performance of the Group's reporting units. The segment information presented below is prepared according to the following methodologies: (a) revenues and expenses directly associated with each segment are included in determining pre-tax earnings; (b) intersegment sales and transfers are accounted for as if the sales or transfers were to third parties at current market prices; (c) certain selling, general and administrative expenses paid by corporate, particularly incentive compensation and share-based compensation, are not allocated to reporting units; (d) all intercompany investments, receivables and payables are eliminated in the determination of each segment's assets and liabilities; and (e) deferred income tax assets and liabilities are not allocated.

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2015
(Unaudited)

Note 4.   Business Segment Information (continued)

Products and Services

The Group's gross revenues comprised the following for the three months ended March 31, 2015 and 2014, respectively:

	2015	2014
Supply chain products and services	$317,898	$218,736
Fees	1,168	1,399
Gain on securities, net	—	615
Interest	808	1,637
Equity income	3,088	2,228
Other	11,560	6,760
Gross revenues	$334,522	$231,375

The Group's revenues for the three months ended March 31, 2015 include the revenues of the Elsner group and FESIL group under the global supply chain segment. The Group's revenues for the three months ended March 31, 2014 did not include the revenues of the Elsner group and FESIL group.

Segment Operating Results

	Three Months Ended March 31, 2015
	Global supply chain	Trade finance and services	All other	Total
Revenues from external customers	$326,771	$1,137	$6,614	$334,522
Intersegment sale	117	2,257	39	2,413
Interest expense	4,087	—	8	4,095
Income before income taxes	7,339	2,300	630	10,269
	Three Months Ended March 31, 2014
	Global supply chain	Trade finance and services	All other	Total
Revenues from external customers	$221,038	$3,268	$7,069	$231,375
Intersegment sale	146	1,826	109	2,081
Interest expense	3,504	—	6	3,510
Income (loss) before income taxes	6,836	3,721	(1,745)	8,812

Note 5.   Capital Stock

Currently, MFC Industrial has three classes of capital stock: common shares (the “Common Shares”), class A common shares and Class A Preference shares. As at March 31, 2015, there are 63,092,272 Common Shares issued and outstanding. Please see Note 7 for additional information on contingently issuable common shares.

All the Company's treasury stock are held by the wholly-owned subsidiaries.

Note 6.   Condensed Consolidated Statements of Operations

Revenues

For the Three Months Ended March 31:	2015	2014
Gross revenues as reported	$334,522	$231,375

For the components of the Group's gross revenues, please see Note 4.

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2015
(Unaudited)

Note 6.   Condensed Consolidated Statements of Operations (continued)

The Group's net gain on securities comprised:

For the Three Months Ended March 31:	2015	2014
Trading securities	$—	$621
Holding loss on advance sales of securities	—	(6)
Net gain on securities	$—	$615

During the three months ended March 31, 2015, the Group disposed of certain interests in resource and hydrocarbon properties, resulting in the derecognition of the associated decommissioning obligations and recognition of a non-cash gain of $7,022. The gain was included in gross revenues.

Expenses

The Group's costs of sales and services comprised:

For the Three Months Ended March 31:	2015	2014
Supply chain products and services	$299,583	$193,630
Loss on trading securities	22	—
Credit losses on loans and receivables	26	—
Loss on derivative instruments, net	1,687	1,161
Market value (increase) decrease on commodity inventories	(228)	153
Other	2,281	2,605
Total costs of sales and services	$303,371	$197,549

Note 7.   Earnings per Share

Earnings per share data for the three months ended March 31 from operations is summarized as follows:

	2015	2014

Basic earnings available to holders of common shares	$6,314	$5,801
Effect of dilutive securities:	—	—
Diluted earnings	$6,314	$5,801
	Number of Shares
	2015	2014
Weighted average number of common shares outstanding — basic	63,142,272	62,552,126
Effect of dilutive securities:
Options	—	86
Contingently issuable shares	—	—
Weighted average number of common shares outstanding — diluted	63,142,272	62,552,212

For the purpose of calculating basic earnings per share, the number of common shares outstanding during the three months ended March 31, 2015 included 50,000 Common Shares of MFC Industrial which will be issued as a stipulated performance target for 2014 has been met. Pursuant to the terms of a share purchase agreement between the Group and the holder of a puttable instrument (the "Put Holder", who became the President and Chief Executive Officer of MFC Industrial in May 2014) in April 2014, the Group acquired from the Put Holder his 40% equity shares in Possehl Mexico S.A. de C.V. ("Possehl"). Upon the execution of the agreement, the puttable instrument was terminated. The agreement was revised in June 2014 whereby the final purchase price consisted of 509,820 Common Shares of MFC Industrial released to the Put Holder in the same month and the contingent purchase price of

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2015
(Unaudited)

Note 7.   Earnings per Share (continued)

50,000 Common Shares of MFC Industrial to be issued to the Put Holder for each year from 2014 to 2024 if Possehl achieves an annual net income milestone as computed under IFRS for the year.

Note 8.   Dividends paid

On March 24, 2014, MFC Industrial announced its annual cash dividend for 2014. The 2014 annual cash dividend was $0.24 per common share in total, paid in quarterly installments. The last and final 2014 quarterly dividends of $3,786 in aggregate were paid on January 5, 2015 to shareholders of record on December 29, 2014.

In general, dividends payable by MFC Industrial to its shareholders are subject to customary Canadian withholding tax for non-resident shareholders. Pursuant to applicable tax treaties the withholding rate for eligible U.S. resident shareholders is 15%. The dividend is an eligible dividend under the Income Tax Act (Canada).

Note 9.   Related Party Transactions

In the normal course of operations, the Group enters into transactions with related parties which include affiliates in which the Group has a significant equity interest (10% or more) or has the ability to influence the operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. The related parties also include MFC Industrial's directors, President, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and their close family members, as well as any person and entity which have significant influence over MFC Industrial. These related party transactions are conducted in arm's length transactions at normal market prices and on normal commercial terms. In addition to transactions disclosed elsewhere in these condensed consolidated financial statements, the Group had the following transactions with the related parties during the three months ended March 31, 2015:

Sales of goods	$101

As at March 31, 2015, the Group had trade receivables of $26 due from related parties arising in the normal course of business.

Note 10.   Changes in Contingent Liabilities or Contingent Assets Since the End of the Last Annual Reporting Period

Litigation

The Group is subject to litigation in the normal course of business. Management considers the aggregate liability which may result from such litigation not material at March 31, 2015.

Guarantees

Guarantees are treated as contingent liabilities unless it becomes probable that the Group will be required to make payment under the guarantee.

As at March 31, 2015, the Group had issued guarantees up to a maximum of $74,684 to its trade and financing partners in the normal course of its supply chain activities, being the total potential principal amount that may be guaranteed thereunder, of which $66,048 were outstanding and have not been recorded as liabilities in the consolidated statement of financial position. There has been no claim against the guarantees.

Inventories

As at March 31, 2015, inventories aggregating $97,415 had been contracted to be sold at fixed prices, of which $17,369 and $80,046, respectively, were financed by suppliers and short-term bank borrowings.

Plan to Rationalize Certain MFC Energy Assets

In March 2015, the Board of Directors approved a plan to rationalize certain assets of MFC Energy, with a portion of the net proceeds to be redeployed to the Company's other businesses and the balance returned to shareholders. No specific timeline has been allocated for this plan.

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2015
(Unaudited)

Note 11.   MFC Industrial and its Significant Subsidiaries

MFC Industrial has its principal executive office at Suite 1860 – 400 Burrard Street, Vancouver, British Columbia, Canada.

A subsidiary is an entity that is controlled by MFC Industrial. The following table shows the Company's direct and indirect significant subsidiaries as at March 31, 2015. The table excludes subsidiaries which only hold intercompany assets and liabilities and do not have an active business as well as subsidiaries whose results and net assets did not materially impact the consolidated results and net assets of the Group.

Subsidiaries	Country of Incorporation	Proportion of Interest
MFC Commodities GmbH	Austria	100%
MFC Trade & Financial Services GmbH	Austria	100%
IC Managementservice GmbH	Austria	100%
International Trade Services GmbH	Austria	100%
MFC Commodities Trading GmbH	Austria	100%
MFC Metal Trading GmbH	Austria	100%
Kasese Cobalt Company Limited	Uganda	75%
MFC (A) Ltd	Marshall Islands	100%
MFC (D) Ltd	Marshall Islands	100%
Brock Metals s.r.o.	Slovakia	100%
M Financial Corp.	Barbados	100%
Mednet (Shanghai) Medical Technical Developing Co., Ltd.	China	100%
Hangzhou Zhe-er Optical Co. Ltd.	China	51%
MFC Corporate Services AG	Switzerland	100%
KHD Humboldt Wedag International GmbH	Austria	100%
MFC Energy Holding Austria GmbH	Austria	100%
MFC Energy Austria GmbH	Austria	100%
GPT Global Pellets Trading GmbH	Austria	100%
MFC Energy Corporation	Canada	100%
MFC Resource Partnership	Canada	100%
MFC Processing Partnership	Canada	100%
MFC Resources Inc.	U.S.	100%
Possehl Mexico S.A. de C.V.	Mexico	100%
MFC Holding Norway AS	Norway	100%
Fesil AS	Norway	100%
Fesil Sales AS	Norway	100%
Fesil Rana Metall AS	Norway	100%
Fesil Sales GmbH	Germany	100%
Fesil Sales SA	Luxembourg	100%
Specialty Superalloys Inc.	U.S.	75%
F.J. Elsner Trading Gesellschaft mbH	Austria	100%

As at March 31, 2015, the Group controlled entities in which the Group held more than 50% of the voting rights and did not control any entities in which the Group held 50% or less of the voting rights. The Group's proportional voting interests in the subsidiaries are identical to its proportional beneficial interests, except for a non-wholly-owned subsidiary in Africa from which the Group derives a 100% beneficial interest resulting from holding a shareholder loan. As at March 31, 2015, none of non-controlling interests are material to the Group. Also, there were no significant restrictions (statutory, contractual and regulatory restrictions, including protective rights of non-controlling interests) on MFC Industrial's ability to access or use the assets and settle the liabilities of the Group.

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2015
(Unaudited)

Note 12.   Approval of Consolidated Financial Statements

This interim financial report was approved by the Board of Directors and authorized for issue on May 14, 2015.

Corporate	Investors
Rene Randall	Joe Allen
MFC Industrial Ltd.	DresnerAllenCaron
1 (604) 683 8286 ex 224	1 (212) 691 8087
rrandall@bmgmt.com	joe@allencaron.com

NEWS RELEASE
MFC INDUSTRIAL LTD. REPORTS RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2015

NEW YORK (May 15, 2015) . . . MFC Industrial Ltd. (“MFC” or the “Company”) (NYSE: MIL) announces its results for the three months ended March 31, 2015 and provides an update on its recent corporate developments. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). (All references to dollar amounts are in United States dollars unless otherwise stated.)

HIGHLIGHTS
For the first three months of 2015
►	Revenues increased to $334.5 million for the three months ended March 31, 2015, compared to $231.4 million in the same period in 2014.
►	Net income was $6.3 million, or $0.10 per share on a basic and diluted basis, in the first quarter of 2015, compared to $5.8 million, or $0.09 per share on a basic and diluted basis, in the first quarter of 2014.
►	Operating EBITDA* was $19.6 million for the three months ended March 31, 2015, compared to $17.7 million in same period in 2014.
►	In 2015, Cliffs Natural Resources Inc. (“Cliffs”) closed the Wabush mine. We hold the master lease and will receive minimum payments of C$3.25 million per year until that agreement is terminated.
►	We are continuing with our previously announced plan to rationalize certain MFC Energy Corporation (“MFC Energy”) assets and return the net proceeds to our shareholders.
►	Our goal is to grow and focus on our trade finance and supply chain solutions businesses. To support this vision, we intend to partner with a European bank, which will become our in-house bank, enabling us to expand the services we provide to our customers and improve our profit margins.

*Note: Operating EBITDA (defined as earnings before interest, taxes, depreciation, depletion amortization and impairment) is not a measure of financial performance under International Financial Reporting Standards (“IFRS”), has significant limitations as an analytical tool and should not be considered in isolation or as a substitute for performance measures under IFRS. See page II of this Letter to Shareholders for a reconciliation of our net income to Operating EBITDA. For the first quarters of 2015 and 2014 there was no difference between Operating EBITDA and EBITDA.

PAGE 1/9

2015 FINANCIAL RESULTS

Revenues for the three months ended March 31, 2015 reached $334.5 million, an increase of 44.6% over the same period in 2014, as a result of organic growth in certain product lines and an overall increase in supply chain revenue due to the consolidation of our recent acquisitions, partially offset by lower natural gas prices and other products and a weaker Euro and Canadian dollar.

Costs of sales and services increased to $303.4 million during the three months ended March 31, 2015 from $197.5 million for the same period in 2014, as a result of the consolidation of our recent acquisitions.

Selling, general and administrative expenses decreased slightly to $17.3 million for the three months ended March 31, 2015 from $17.4 million for the same period in 2014. This was primarily due to the exchange rate between the United States dollar and the Euro, despite our expansion into new geographies and markets. As a percentage of gross revenue, selling, general and administrative expenses were 5.2% in the first quarter of 2015, compared to 7.5% in first quarter of 2014.

Operating EBITDA for the three months ended March 31, 2015 was $19.6 million versus $17.7 million for the same period in 2014.

OPERATING EBITDA BREAKDOWN

Operating EBITDA is defined as earnings before interest, taxes, depreciation, depletion, amortization and impairment. Management uses Operating EBITDA as a measurement of the Company’s operating results and considers it to be a meaningful supplement to net income as a performance measurement primarily because we incur significant depreciation and depletion from time to time.

The following table reconciles our net income to Operating EBITDA for each of the three months ended March 31, 2015 and 2014:

Operating EBITDA (earnings before interest, taxes, depreciation, depletion, amortization and impairment) All amounts in thousands
	March 31, 2015	March 31, 2014
Net income(1)	$6,605	$6,299
Income taxes	3,664	2,513
Finance costs	4,789	3,696
Amortization, depreciation and depletion	4,566	5,185

Operating EBITDA(2)	$19,624	$17,693

Notes: (1) Includes net income attributable to non-controlling interests.

(2) There were no impairments in the first quarters of 2015 or 2014.

RESULTS BY OPERATING SEGMENT

As a global supply chain company, we utilize our innovative finance alongside sophisticated customized structured solutions to facilitate the working capital and other requirements of our customers. We also commit our own capital to promising enterprises and invest and otherwise capture investment opportunities for our own account.

PAGE 2/9

Our total revenues by operating segment for each of the three months ended March 31, 2015 and 2014 are broken out in the table below. We report in three segments: global supply chain, trade finance and services, and other.

REVENUES All amounts in thousands
	March 31, 2015	March 31, 2014
Global supply chain	$326,771	$221,038
Trade finance and services	1,137	3,268
All other	6,614	7,069

Total revenues	$334,522	$231,375

Our income from operations for each of the three months ended March 31, 2015 and 2014 is broken out in the table below:

INCOME FROM OPERATIONS All amounts in thousands, except per share amounts
	March 31, 2015	March 31, 2014
Global supply chain	$7,339	$6,836
Trade finance and services	2,300	3,721
All other	630	(1,745)
Income before income taxes	10,269	8,812
Income tax expense	(3,533)	(1,931)
Resource property revenue tax expense	(131)	(582)
Net income attributable to non-controlling interests	(291)	(498)

Net income attributable to our shareholders	$6,314	$5,801

Earnings per share, basic and diluted	$0.10	$0.09

PAGE 3/9

FINANCIAL POSITION

The following table highlights certain selected key numbers and ratios as of March 31, 2015 and December 31, 2014.

FINANCIAL HIGHLIGHTS All amounts in thousands, except per share amount and ratios
	March 31, 2015	December 31, 2014
Cash and cash equivalents	$ 331,282	$ 297,294
Securities	226	250
Trade receivables	137,615	161,674
Current assets	837,334	864,804
Total assets	1,365,678	1,458,684
Current liabilities	376,045	379,944
Working capital	461,289	484,860
Current ratio*	2.23	2.28
Total liabilities	707,404	787,248
Shareholders’ equity	656,921	670,388
Equity per common share	10.40	10.63

*Note: The current ratio is calculated as current assets divided by current liabilities.

LIQUIDITY

As at March 31, 2015, we had cash and cash equivalents, short-term deposits and securities of $331.7 million.

LIQUIDITY All amounts in thousands
	March 31, 2015	December 31, 2014
Total long-term debt	$276,888	$313,124
Less: cash and cash equivalents	(331,282)	(297,294)

(Net cash & cash equivalents) net debt	(54,394)	15,830
Shareholders' equity	656,921	670,388

PAGE 4/9

Future Liquidity

We expect that there will be acquisitions of businesses or commitments to projects in the future. To achieve the long-term goals of expanding our assets and earnings, including through acquisitions, capital resources will be required. Depending on the size of a transaction, the capital resources that will be required can be substantial. The necessary resources will be generated from cash flows from operations, cash on hand, borrowings against our assets and sales of proprietary investments.

The long-term debt-to-equity ratio is calculated as long-term debt divided by shareholders' equity.

LONG-TERM DEBT AND DEBT METRICS All amounts in thousands, except ratio
	March 31, 2015	December 31, 2014
Long-term debt, less current portion	$ 227,822	$ 256,148
Shareholders' equity	656,921	670,388
Long-term debt-to-equity ratio	0.35	0.38

The decrease in long-term debt as at March 31, 2015 was primarily due to strengthening of the United States dollar against the Euro since December 31, 2014.

Our objectives when managing capital are to continue to match the duration of our assets and liabilities to the extent possible and to maintain a flexible capital structure that optimizes the cost of capital at acceptable risk. We set the amount of capital in proportion to risk.

We actively manage our capital structure and make adjustments to it in accordance to changes in economic conditions.

We maintain various kinds of credit lines and facilities with banks. Most of these facilities are short-term and are used for our day-to-day business and trade financing activities in our global supply chain business. The amounts drawn under such facilities fluctuate with the type and level of transactions being undertaken.

As at March 31, 2015, we had credit facilities aggregating approximately $697.0 million, comprised of: (1) unsecured revolving credit facilities aggregating $346.8 million from banks; (2) revolving credit facilities aggregating $77.7 million from banks for structured solutions; (3) a non-recourse factoring arrangement with a bank for up to a credit limit of $177.8 million for our supply chain business; (4) foreign exchange credit facilities of $56.7 million with banks; and (5) secured revolving credit facilities aggregating $38.0 million. All of these facilities are either renewable on a yearly basis or usable until further notice. It should be noted that these credit facilities are primarily in Euros and are translated to United States dollars for financial reporting purposes.

Working Capital

In 2015, we reduced our inventories and trade receivables. As of March 31, 2015 our trade receivables were $137.6 million and our inventories were $194.2 million, compared to trade receivables of $161.7 million and inventories of $212.6 million as of December 31, 2014.  More than 50% of our inventories have been contracted to be sold at fixed prices, while the remainder

PAGE 5/9

is comprised of the raw materials, work-in-progress and finished goods of our production facilities, strategic inventories (such as consignment positions) and goods in transit.

We actively monitor our working capital and are focused to further improve our financial metrics.

UPDATE ON OUR INTEREST IN THE WABUSH MINE

We indirectly derive royalty revenue from a mining sub-lease of the lands upon which the Wabush iron ore mine is situated in Newfoundland and Labrador, Canada.

In the first quarter of 2015, Cliffs commenced proceedings under the Companies' Creditors Arrangement Act (Canada) (the “CCAA") with respect to its Canadian operations, including the subsidiary that holds a majority interest in its Wabush mine joint venture.  While the Wabush mine is not directly a party to the CCAA proceedings, the assets comprising the mine have been included in any sales process.

Cliffs is obligated to pay us a minimum lease payment of C$3.25 million per year.  We currently believe that Cliffs will at some point terminate the sub-lease, in which case we, as the landlord, will exercise our step-in rights, which allow us to take back the mine and purchase certain infrastructure onsite.   There can be no assurance as to when and if Cliffs will provide notice of such termination.

UPDATE ON RECENT CORPORATE DEVELOPMENTS

Hydrocarbon Asset Preservation

As previously announced, we are continuing to preserve our long-term natural gas reserves and ensure that we do not deplete our resources at uneconomic prices. We initiated a program to curtail production at certain of our wells. To date, this program has focused on our properties in central Alberta that produce a higher mix of natural gas liquids. We are focused on these properties because, while we are able to effectively hedge natural gas, we are not able to effectively hedge natural gas liquids. When production at such wells becomes economical, we will resume operations. We believe that this program is the prudent action in this environment as it will ensure that our natural gas remains in the ground, while maintaining the flexibility to monetize our reserves when attractive pricing resumes.

In 2015, we began hedging a portion of our natural gas production with AECO based Canadian dollar futures to protect against further price declines in the near-term. Our intention is to continue this program and hedge additional volumes to preserve our assets and maximize value over the long-term.

Natural Gas Participation Agreement

We have an agreement with an operator to develop certain properties in the Niton area of Alberta, Canada. This arrangement provides us with the opportunity to develop our properties at minimal risk and, at the same time, provides a potential source of revenue through royalty and processing arrangements. Under the agreement, the operator will spend a minimum of C$50 million to drill at least three net wells per year and a total of twelve net wells (the sum of our factual working interest in each well) during the initial three-year term, which commenced in November 2013.

PAGE 6/9

The operator has drilled and completed seven wells on the lands subject to the participation agreement. Some of the wells have exceeded expectations for similar wells in this area. Five of the seven wells are currently producing, and the natural gas from four wells is currently being processed at MFC’s facilities with one additional well expected to be tied in shortly. We have elected to receive the 10% royalty on each producing well.

Natural Gas Power Plant

We are in the final stages of completing the construction of a 16.5 MW natural gas power project at our gas processing plant near Calgary, Alberta. Upon completion, which is expected be in the second quarter of 2015, the project will supply our processing plant's electrical needs, with excess power being sold into the grid based on Alberta Electricity System Operator's rates.

The Alberta electricity market is fully deregulated, which provides us with the option to run as a peaking power plant, supplying electricity only when volatile prices are at their highest.

Return of Capital

We are in active discussions with parties relating to our previously announced plan to rationalize certain MFC Energy assets and return the net proceeds to shareholders.

We have no specific timeline to meet these goals. However, we will implement a process that will enable management of MFC to focus on return on capital actively employed, not return of capital for these natural gas assets, while simultaneously ensuring certainty and stability for all stakeholders and maximizing the value of the distribution(s). Before making distributions to shareholders, the bank debt that we incurred to refinance the acquisition of these assets will be repaid.

The following table sets out the natural gas assets that we plan to rationalize along with associated bank debt and decommissioning obligations:

NATURAL GAS ASSETS AND LIABILITIES TO BE RATIONALIZED All amounts in thousands
As of March 31, 2015
Long-term debt	$(72,918)
Property, plant and equipment	55,299
Resource properties	139,985
Hydrocarbon probable reserves	39,931
Hydrocarbon unproved lands	19,616
Decommissioning obligations	(81,872)

Net long-term assets	$100,041

We anticipate that an initial distribution to shareholders will be made within eighteen months. We are pleased to report that this distribution will be classified as return of capital with no withholding tax.

PAGE 7/9

Redeployment of Capital

We also have certain natural gas assets that are classified as held for sale at March 31, 2015. We intend to rationalize these assets and redeploy the capital in our trade finance business. The following table sets out the assets and liabilities of these properties:

NATURAL GAS ASSETS AND LIABILITIES TO BE MONETIZED FOR REDEPLOYMENT OF CAPITAL All amounts in thousands
As of March 31, 2015
Assets held for sale	$91,147
Liabilities related to assets held for sale	(13,382)

Net assets held for sale	$77,765

FISCAL RESPONSIBILITY

We are a company that strives to be fiscally responsible. The corporate income tax paid in cash was approximately $1.5 million for the three months ended March 31, 2015. This number includes certain mandatory prepayments in certain jurisdictions that will be recovered upon submission of financial statements for the fiscal year.

COMMENTS

Gerardo Cortina, President and CEO of the Company, commented: “Our main business today is global supply chain, sourcing and supplying a wide range of products such as metals, alloys, minerals, chemicals and wood products to different industries around the world and providing a wide range of trade finance solutions to both consumers and suppliers.

We are continuing work on our plan to partner with a European bank which would help us to expand our trade finance business into a wide range of new services such as financing, factoring, forfaiting, marketing, and risk management. An in-house bank will enable us to grow the supply chain solutions we currently offer to our clients. This will not only enhance our business, but enhance our long-standing business relationships with our customers and banks.”

Mr. Cortina concluded, “Successful trade finance, efficient to customers and safe for lenders, requires long-standing customer relationships, knowledge and experience in products, markets, country risk, collateral management and credit management. These are our strengths. This is our competitive advantage. This is the reason why we are optimistic for our future.”

Shareholders are encouraged to read our entire unaudited financial statements and management’s discussion and analysis for the three months ended March 31, 2015, filed with the U.S. Securities and Exchange Commission on Form 6-K and Canadian securities regulators today, for a greater understanding of the Company.

PAGE 8/9

Today at 10:00 a.m. EDT (7:00 a.m. PDT), a conference call will be held to review MFC’s announcement and results. This call will be broadcast live over the Internet at www.mfcindustrial.com.  An online archive will be available immediately following the call and will continue for seven days. You may also listen to the audio replay by phone by dialing: 1 (877) 344 7529, using conference number 10065947 and international callers dial: 1 (412) 317 0088.

About MFC Industrial Ltd.

MFC is a global supply chain company and is active in a broad spectrum of activities relating to merchant banking, structure financing, logistics, and risk management services regarding various products for producers and consumers around the world.

Disclaimer for Forward-Looking Information

Investors are cautioned that MFC has not completed any technical reports, including reserves or resource estimates under Canadian National Instrument 43-101 with respect to the Wabush mine. No final production decision has been made and any decision will be based on studies demonstrating economic and technical viability.

This document contains statements which are, or may be deemed to be, "forward-looking statements" which are prospective in nature, including, without limitation, statements regarding our future plans, our planned expansion projects, implementation of current strategies, our plan to monetize certain oil and gas assets and our plans regarding our interest in the Wabush mine. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as "plans", "expects" or "does not expect", "is expected", "scheduled", "estimates", "forecasts", "projects",  "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, revenues, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause our actual results, revenues, performance or achievements to differ materially from our expectations include, among other things:(i) periodic fluctuations in financial results as a result of the nature of our business; (ii) commodities price volatility; (iii) economic and market conditions; (iv) competition in our business segments; (v) decisions and activities of operators of our resource interests or any revisions to their current plans and projections, which could be made without notice to us, including the operator's decisions with respect to mine closure and /or termination of the sub-lease; (vi) the availability of commodities for our commodities and resources operations; (vii) the availability of suitable acquisition or merger or other proprietary investment candidates and the availability of financing necessary to complete such acquisitions or development plans; (viii) our ability to realize the anticipated benefits of our acquisitions; (ix) additional risks and uncertainties resulting from strategic investments, acquisitions or joint ventures; (x) counterparty risks related to our trading activities; (xi) the timing and amounts received as a result of our plan to monetize certain oil and gas assets;  (xii) delays in obtaining requisite environmental and other permits or project approvals; (xiii) potential title and litigation risks inherent with the acquisition of distressed assets; (xiv) the availability of services and supplies; (xv) operating hazards; and (xvi) other factors beyond our control. Such forward-looking statements should therefore be construed in light of such factors. Other than in accordance with its legal or regulatory obligations, the Company is not under any obligation and the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Additional information about these and other assumptions, risks and uncertainties are set out in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and our Management's Discussion and Analysis for the three months ended March 31, 2015, filed with the Canadian securities regulators.

PAGE 9/9

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC INDUSTRIAL LTD.

By:	/s/ Gerardo Cortina
Gerardo Cortina
President and Chief Executive Officer

Date: May 15, 2015